Form 20-F
period 1999-12-31
CALPETRO TANKERS IOM LTD
filed 2000-06-27
CIK 923657

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

     For the fiscal year ended December 31, 1999

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

     Item 17            Item 18   X

                        TABLE OF CONTENTS

                             PART I

Item 1.     Description of Business............................1
                The Company ...................................1
                Overview of Operations ........................1
                The Management.................................2
                The International Tanker Market ...............2
                Environmental and Other Regulations............3
                Risk of Loss and Liability; Insurance .........4

Item 2.     Description of Property............................5
Item 3.     Legal Proceedings..................................5
Item 4.     Control of Registrant..............................5
                The Company....................................5

Item 5.     Nature of Trading Market ..................... ....5
Item 6.     Exchange Controls and Other Limitations Affecting
            Security-Holders...................................5
Item 7.     Taxation...........................................5
Item 8.     Selected Financial Data............................6
Item 9.     Management's Discussion and Analysis of Financial
            Condition and Results of Operations ...............6
Item 9 (A)  Quantitative and Qualitative disclosure about
            Market Risk........................................8
Item 10     Directors and Officers of Registrant ..............9
Item 11.    Compensation of Directors and Officers ............9
Item 12.    Options to Purchase Securities from Registrant
            or Subsidiaries ...................................9
Item 13.    Interest of Management in Certain Transactions.....9

                             PART II

Item 14     Inapplicable

                            PART III

Item 15.    Defaults Upon Senior Securities ..................10
Item 16.    Changes in Securities and Changes in Security
            for Registered Securities and Use of Proceeds.....10

                             PART IV

Item 17     Inapplicable
Item 18.    Financial Statements..............................10
Item 19.    Financial Statements and Exhibits.................10

            Signatures........................................11

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

Pursuant to a share purchase agreement dated December 23, 1998, as amended on March 4, 1999, Frontline has sold, effective as of July 1, 1999, all of the issued and outstanding shares of ITC to Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

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

The Vessel is a double-hull oil carrier of approximately 150,000 dwts and is presently registered under the Liberian flag. The Vessel was constructed under the supervision of the Initial Charterer and designed to the Initial Charterer's specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and double-hull design patented by one of Chevron's subsidiaries. The builder of CHEVRON MARINER was Ishikawajima do Brasil Estaleiros S.A.

THE MANAGEMENT

The Company entered into a management agreement (the "Management Agreement") with P.D. Gram & Co, a.s. (in such capacity, the "Manager") to provide administrative, management and advisory services to the Company and arrange for remarketing services, if necessary, for the Vessel. On March 31, 1999, P.D.Gram & Co, a.s. resigned as Manager and Barber Ship Management resigned as Technical Advisor and on the same date each was replaced by Frontline, pursuant to an assignment of the Management Agreement.

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

The oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Over recent years, however, an environmental protection regime has evolved which could have a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers.

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) ULCC-size range of approximately 320,000 to 450,000 dwt; (ii) VLCC-size range of approximately 200,000 to 320,000; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 60,000 to 120,000 dwt; and (v) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply and demand for shipping capacity. The tanker market in general has been depressed for a number of years, largely as a result of an excess of tonnage supply over demand. In 1999, the Suezmax sector of the tanker market continued to fluctuate and in the third quarter of 1999 fell to the lowest level since 1994. This was also the result of substantially lower volumes of oil transported due to the adherence by OPEC to their agreed oil production cuts introduced at the start of 1999, the fact that a high proportion of these cuts involved long-haul Middle East oil, increased competition from the VLCC sector and the draw of oil inventories. At the start of 2000, the Suezmax market has seen some improvement as scrapping of older tonnage has increased due to high bunker cost and the difficulties finding cargoes for old tonnage. Tanker scrapping activity is expected to continue at high levels given the current tanker market weakness, the relatively high orderbook, the tanker fleet age demographic, an expensive fifth special survey and stricter environmental regulations. Continued improvement in Suezmax freight rates will be largely dependent on improvement in the Asian economies, increased output from the OPEC countries and an increase in the rate of scrapping older vessels.

There is no guarantee that Suezmax rates would be sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. However, Suezmax rates are still sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. The average daily time charter equivalent rates earned by modern Suezmaxes in 1999 was $16,000 on a single voyage basis.

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

ITEM 5.  NATURE OF TRADING MARKET

There is no established trading market for the Serial First
Preferred Mortgage Notes and 8.52% First Preferred Mortgage Notes due 2015.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
         SECURITY-HOLDERS

The Company was registered under the Isle of Man Income Tax (Exempt Companies) Act 1994 (the "Exempt Companies Act") in May 1984. Interests in the Registered Securities may be freely transferred among non-residents of the Isle of Man under Isle of Man Law. There are no Exchange Control regulations in the Isle of Man.

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

ITEM 8.  SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 1999, 1998 and 1997, and the selected balance sheet data with respect to the fiscal years ended December 31, 1999 and 1998, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data with respect to the year ended December 31, 1997 and the selected income statement and balance sheet data with respect to the year ended December 31, 1996 and the period ended December 31, 1995 has been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with
Item 9 "Management's Discussion and Analysis" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.

                                                           Period
                                  Year ended             April 1,
                                  December 31,    to December 31,
                         ________________________________________
                         1999     1998    1997     1996     1995
                         ________________________________________
                                  (US Dollars in thousands)

Income Statement Data
Total income              5,299    5,714   6,123    6,552   5,083
Net income                  182      208     273      334     309

Balance Sheet Data
Total assets             63,604   68,750  73,832   78,869  83,572
Long-term loans,
 including current       61,102   66,312  71,522   76,732  81,672
 portion
Shareholders' equity      1,307    1,125     917      644     310


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

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1998

TOTAL REVENUES
Finance lease interest receivable for the year ended December 31, 1999 amounted to $5,124,000, compared with $5,541,000 for the year ended December 31, 1998.

EXPENSES
Interest payable on the Term Loans and the Serial Loans amounted to $4,983,000 for the year ended December 31, 1999. The amortization of discount on loans for the period amounted to $74,000. The company is amortizing the discount over the life of the loans. The corresponding figures for the year ended December 31, 1998 are $5,361,000 and $74,000, respectively.

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

YEAR 2000

    The Vessels are provided with computers and have computerized control systems. Further the Vessels have equipment such as for example navigational aids, communications systems, machinery equipment, cargo measuring equipment and alarm systems that rely on computers or embedded computer chips for proper function.

    The initial terms of the Charters extend beyond the year 2000. The initial Charterer has assured the Company that it is very aware of the year 2000 problem. The Initial Charterer has confirmed that in the dealings with the Vessels it has taken, and will continue to take, all reasonable steps to allow business continuity into the year 2000 and beyond.

    The Owners have not incurred and do not expect to incur any
year 2000 related expenses.   At this stage no year 2000 problems
have been reported and should any problems arise the Initial
Charterer's obligation to pay charter hire is absolute.   This
absolute obligation includes circumstances where a Vessel should be unfit for use due to computer related problems, should such occur in spite of the Initial Charterer's diligent approach to the preparations for the year 2000. In addition, the Initial Charterer is obliged to indemnify the relevant Owner and the Company in respect of events arising through the term of the Charters with respect to, among other things, all liabilities claims and proceedings arising in any manner out of the operation of the Vessels by the Initial Charterer with no exclusion of events relating to computers or problems that could affect computers at certain dates. The Initial Charterer's obligations as described above are guaranteed by the Chevron Guarantees.

    Additionally the Owners rely on the services of internationally recognised banks and other institutions to make
payments and provide management services.   There have been no
year 2000 effects on these services to date, and any future
problems will be covered by normal commercial arrangements.   The
owners do not expect to incur any costs in this area.

ITEM 9 (A)    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
              MARKET RISK

         (A)  QUANTITATIVE INFORMATION ABOUT MARKET RISK

         Quantitative information about market risk instruments at December 31, 1999 is as follows:-

         i)   Serial Loans:

         The principal balances of the Serial Loans bear interest at rates ranging from 7.35% to 7.60% and mature over a six year period beginning April 1, 1999. The loans are reported net of the related discounts which are amortized over the term of the loans.

         The outstanding serial loans have the following characteristics:

                Principal         Interest          Maturity
                      due             rate              date
                    $ 000

                    5,210            7.35%     April 1, 2000
                    5,210            7.44%     April 1, 2001
                    5,210            7.49%     April 1, 2002
                    5,210            7.55%     April 1, 2003
                    5,210            7.57%     April 1, 2004
                    5,210            7.60%     April 1, 2005
                    _____

                   31,260
                   ______

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

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS OF CALPETRO TANKERS (IOM)
LIMITED

                             Age       Position

Bernard Z. Galka             49        Director and Secretary
Philip J.G. Thomas           53        Director

Bernard Z. Galka has been a director of CalPetro IOM since 1994, and secretary since 1999. He is a Chartered Accountant.

Philip J.G. Thomas has been a director of CalPetro IOM since
1999.  He is a Chartered Accountant.


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

During the year ended December 31, 1999, the Company paid to its directors and officers, total compensation of $3,000.

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


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements, together with the report thereon of Ernst & Young, are filed as part of this Annual
Report:

                                                             Page

Report of Independent Auditors                                F-1

Statement of Income for the years ended December 31, 1999,    F-2
1998 and 1997

Balance Sheet as at December 31, 1999 and 1998                F-3

Statement of Cash Flows for the years ended
December 31, 1999,                                            F-4
1998 and 1997

Notes to the Financial Statements                             F-5

                 CALPETRO TANKERS (IOM) LIMITED


REPORT OF INDEPENDENT AUDITORS


THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CALPETRO TANKERS (IOM)
LIMITED

     We have audited the accompanying balance sheet of Calpetro Tankers (IOM) Limited as of December 31, 1999 and 1998 and the related statements of income and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (IOM) Limited at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.




                                       Ernst & Young
Douglas, Isle of Man                   Chartered Accountants



June 21, 2000

                 CALPETRO TANKERS (IOM) LIMITED

                       STATEMENT OF INCOME

                                                              Year ended
                                                              December 31,
(US Dollars in thousands)             Notes       1999       1998      1997

Income

Finance lease interest                 2(b)      5,124      5,541     5,954

Bank interest                                      101         99        95
Recognition of unearned finance
  lease income                         2(b)         74         74        74
                                                 _____      _____     _____

                                                 5,299      5,714     6,123

                                                 2,694      2,895     3,097

Expenses

Interest expense                          3     (4,983)    (5,361)   (5,731)

General and administrative expenses                (60)       (71)      (45)

Amortization of discount on loans      2(d)        (74)       (74)      (74)
                                                 _____      _____     _____

Income before taxes                                182        208       273

Provision for taxes                    2(e)          -          -         -
                                                  ____       ____      ____

Net income for the year                            182        208       273
                                                 =====      =====     =====

                       CALPETRO TANKERS (IOM) LIMITED

                                BALANCE SHEET

                                                              December 31,
(US Dollars in thousands)                        Notes      1999       1998

Assets

Current assets:

Cash and cash equivalents                                  2,741      2,714
Current portion of net investment
  in direct financing leases                      2(b)     5,105      5,067
Interest receivable                                        1,228      1,333
Other current assets                                          45         46
                                                          ______     ______

Total current assets                                       9,119      9,160

Net investment in direct
  financing leases                                2(b)    53,830     58,861
Discount on loans less amortization               2(d)       655        729

Total assets                                              63,604     68,750
                                                          ======     ======
Liabilities and stockholders' equity

Current liabilities:

Accrued interest                                           1,181      1,288
Current portion of serial loans                      4     5,210      5,210
Other liabilities                                             14         25

Total current liabilities                                  6,405      6,523

Long-term loans                                      4    55,892     61,102
                                                          ______     ______

Total liabilities                                         62,297     67,625
                                                          ______     ______

Stockholders' equity:
Common stock: 1,000 shares authorized; 2 shares
of $500 par value issued and outstanding                       1          1
                                                          ______     ______

Retained earnings                                          1,306      1,124
                                                          ______     ______

Total stockholders' equity                                 1,307      1,125

                                                          ______     ______

Total liabilities and stockholders' equity                63,604     68,750
                                                          ======     ======

                       CALPETRO TANKERS (IOM) LIMITED

                           STATEMENT OF CASH FLOWS

                                                                Year ended
                                                                December 31,
                                                   1999      1998      1997
(US Dollars in thousands)
Cash Flows from Operating Activities:

         Net income                                 182      208        273
         Adjustments to reconcile net income
         to net cash provided by operating
         activities:
             Amortization of discount on loans       74       74         74
             Recognition of unearned income         (74)     (74)       (74)
             Changes in assets and liabilities
             Accounts receivable                    106      103        104
             Accounts payable                      (118)     (80)      (100)
                                                   ____     ____       ____

         Net cash provided by operating
           activities                               170      231        277
                                                   ____     ____       ____
Cash Flows from Investing Activities:

    Repayment of direct finance leases             5067    5,028      4,985
                                                  _____    _____      _____

    Net cash from investing activities            5,067    5,028      4,985
                                                  _____    _____      _____

Cash Flows from Financing Activities

             Serial loans redeemed               (5,210)  (5,210)    (5,210)
                                                  _____    _____      _____

         Net cash (used in) financing
            activities                           (5,210)  (5,210)    (5,210)
                                                  _____    _____      _____

Net increase in cash and cash equivalents            27       49         52

Cash and cash equivalents at start of year        2,714    2,665      2,613
                                                  _____    _____      _____

Cash and cash equivalents at end of year          2,741    2,714      2,665
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

          (d) DISCOUNT ON LOANS
              Discount on issue of the long-term debt which comprises the Term Loans and Serial Loans is being amortized over the respective periods to maturity of the debt as described in Note 4.

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

     (g)  REPORTING CURRENCY
          The reporting currency is United States dollars. The functional currency is United States dollars.

3.   INTEREST EXPENSE

                                              Year ended
                                             December 31,
                                        1999      1998     1997
                                       $ 000     $ 000    $ 000

     Long-term loans                   4,983     5,361    5,731
                                       =====     =====    =====

4.   Long-Term Loans
                                                  1999     1998
                                                 $ 000    $ 000

     Opening balance                            61,102   66,312

     Less:  current portion                      5,210    5,210


     Long-term loans                            55,892   61,102
                                                ======   ======

                 CALPETRO TANKERS (IOM) LIMITED

                NOTES TO THE FINANCIAL STATEMENTS

                           (CONTINUED)

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

               31,260
              =======

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

                 CALPETRO TANKERS (IOM) LIMITED

                NOTES TO THE FINANCIAL STATEMENTS

                           (CONTINUED)


       Payment  Charter Not     Charter     Charter      Charter     Charter
          Date   Terminated  Terminated  Terminated   Terminated  Terminated

                                   2005        2007         2009        2011
                                   $000        $000         $000        $000

 April 1, 2006        2,984       1,540       2,984        2,984       2,984
 April 1, 2007        2,984       1,670       2,984        2,984       2,984
 April 1, 2008        2,984       1,810       1,560        2,984       2,984
 April 1, 2009        2,984       1,970       1,690        2,984       2,984
 April 1, 2010        2,984       2,130       1,830        1,470       2,984
 April 1, 2011        2,984       2,320       1,990        1,590       2,984
 April 1, 2012        2,984       2,510       2,160        1,730       1,090
 April 1, 2013        2,984       2,730       2,340        1,880       1,180
 April 1, 2014        2,984       2,960       2,540        2,030       1,280
 April 1, 2015        2,986      10,202       9,764        9,206       8,388
                     ______      ______      ______       ______      ______

                     29,842      29,842      29,842       29,842      29,842
                     ______      ______      ______       ______      ______

Total Long-Term
Loans                61,102      61,102      61,102       61,102      61,102
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


                 CALPETRO TANKERS (IOM) LIMITED

                           REGISTRANT



                      /s/ Bernard Z. Galka
                      ____________________

                        Bernard Z. Galka
                            Director



Date:         June 26, 2000

02089006.AC6