Form 20-F
period 2001-12-31
CALPETRO TANKERS IOM LTD
filed 2002-07-02
CIK 923657

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 20-F

(Mark One)

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                  THE SECURITIES EXCHANGE ACT OF 1934

                                  OR

[X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2001
                         ---------------------------------------------

                                  OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934


Commission file number  033-79220-04
                      ------------------------------------------------


                    CALPETRO TANKERS (IOM) LIMITED
----------------------------------------------------------------------
        (Exact name of Registrant as specified in its charter)


                              Isle of Man
----------------------------------------------------------------------
    (State or other jurisdiction of incorporation or organization)


           15-19 Athol Street, Douglas, Isle of Man, IM1 1TP
----------------------------------------------------------------------
               (Address of principal executive offices)


Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class          Name of each exchange on which registered
-------------------          -----------------------------------------
       None                               Not applicable


Securities registered or to be registered pursuant to section 12(g) of the Act.

                                 None
----------------------------------------------------------------------


Securities  for which  there is a  reporting  obligation  pursuant  to section 15(d) of the Act.
----------------------------------------------------------------------
                                 None


Indicate the number of shares outstanding of each of the registrant's classes of capital or common stock, as of the close of the period covered by the annual report.

          Common stock: 100 shares, par value of $1 per share
----------------------------------------------------------------------


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes [X] No [ ]
----------------------------------------------------------------------


Indicate by check mark which financial statement item the registrant has elected to follow:

                        Item 17 [ ] Item 18 [X]
----------------------------------------------------------------------

                    CALPETRO TANKERS (IOM) LIMITED
                     INDEX TO REPORT ON FORM 20-F

                                                                  Page
PART I

  Item 1. Identity of Directors, Senior Management and Advisors....N/A

  Item 2. Offer Statistics and Expected Timetable..................N/A

  Item 3. Key Information............................................1

  Item 4. Information on the Company.................................5

  Item 5. Operating and Financial Review and Prospects..............14

  Item 6. Directors, Senior Management and Employees................15

  Item 7. Major Shareholders and Related Party transactions.........16

  Item 8. Financial Information.....................................16

  Item 9. The Offer and Listing.....................................16

  Item 10. Additional Information...................................16

  Item 11. Quantitative and Qualitative Disclosures about Market
            Risk....................................................18

  Item 12. Description of Securities Other than Equity Securities...19

PART II

  Item 13. Defaults, Dividend Arrearages and Delinquencies..........19

  Item 14. Material Modifications to the Rights of Security
            Holders and Use of Proceeds.............................19

  Item 15. Reserved................................................

  Item 16. Reserved................................................

PART III

  Item 17. Financial Statements....................................N/A

  Item 18. Financial Statements.....................................19

  Item 19. Exhibits.................................................20

  Signatures........................................................22

                                PART I

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

CalPetro Tankers (IOM) Limited desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the company's operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by CalPetro Tankers (IOM) Limited with the Securities and Exchange Commission.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2001, 2000 and 1999, and the selected balance sheet data at December 31, 2001 and 2000, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the years ended December 31, 1998 and 1997 and the selected balance sheet data at December 31, 1999, 1998 and 1997 have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and financial review and prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

                                         Year ended December 31,
                                         -----------------------
                              2001       2000       1999       1998      1997
                            -------------------------------------------------
                            (U.S. Dollars in thousands except per share data)

 Income statement data:
 Net operating revenues      4,457      4,886      5,299      5,714     6,123
 Net income                    103        158        182        208       273
 Per share data:
 Net income per share       51,500     79,000     91,000    104,000   136,500
 Dividends per share             -          -          -          -         -
 Total assets               53,288     58,436     63,604     68,750    73,832
 Balance sheet data:
 Long term liabilities (1)  50,682     55,892     61,102     66,312    71,522
 Stockholders' equity        1,568      1,465      1,307      1,125       917
 ----------------------------------------------------------------------------

(1)  Includes current portion.

Risk Factors

Please note: In this section, "we", "us" and "our" all refer to the Company.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings

Our vessel is currently operated under a bareboat charter to Chevron Transport Corporation. The charter has a term expiring on April 1, 2015 subject to Chevron Transport Corporation's option to terminate the charter earlier on three specified dates. Chevron Transport Corporation has its first option to terminate its charter on April 1, 2005 and then on each of the three subsequent two-year anniversaries thereof.

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

Because our charter may first be terminated in April 2006, we may incur additional expenses and not be able to recharter our vessel profitably

We were incorporated in the Isle of Man on May 13, 1994 together with three other companies: CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas III) Limited, each of which is incorporated in the Bahamas, each of the companies is referred to collectively as the Companies. Each of the Companies was organized as a special purpose company for the purpose of acquiring one of four Suezmax oil tankers from Chevron Transport Corporation. California Petroleum Transport Corporation, a Delaware corporation, acting as agent on behalf of the Companies, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015, which are referred to collectively as the Notes. The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Companies to fund the acquisition of the Vessels from the Chevron Transport Corporation. We were allocated $51,830,000 of the Serial Loans and $29,842,000 of the Term Loans and acquired our vessel, the SIRIUS VOYAGER (ex CHEVRON MARINER, renamed February 2001).

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

We operate in the highly competitive international tanker market which could affect our position at the end of our current charter and if Chevron Transport Corporation terminates its charter earlier

The operation of tanker vessels and the transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our existing charter with Chevron Transport Corporation we are not exposed to the risk associated with this competition. At the end of our current charter and in the event that Chevron Transport Corporation terminates the charter in April 2006 or at any subsequent optional termination date, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our Suezmax oil tanker.

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

We may not be able to pay down our debt in the future, which could result in the loss of our vessel

We currently must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations. Our ability to pay interest on, and other amounts due in respect of, our Serial Loans and Term Loans will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. If we are unable to service our indebtedness or obtain additional financing, as needed, this could have a material adverse effect on you and us.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A  government  could  requisition  for  title  or  seize  our  vessel.
Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charter at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our vessel would negatively impact our revenues.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2001, we had $50.7 million in total indebtedness outstanding and stockholders' equity of $1.6 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

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

We have a limited business purpose which limits our flexibility

Our activities are limited to engaging in the acquisition, disposition, ownership, and chartering of a Suezmax oil tanker. During the terms of our charter with Chevron Transport Corporation we expect that the only source of operating revenue from which we may pay principal and interest on the Serial Loans and Term Loans will be from this charter.

Item 4. Information on the Company

The Company

CalPetro Tankers (IOM) Limited, also referred to as CalPetro IOM was incorporated in the Isle of Man on May 13, 1994 together with three other companies: CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas III) Limited, each of which is incorporated in the Bahamas, each of the companies is referred to collectively as the Companies. Each of the Companies was organized as a special purpose company for the purpose of acquiring one of four oil tankers from Chevron Transport Corporation. California Petroleum Transport Corporation, a Delaware corporation, acting as agent on behalf of the Companies, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015, which are referred to collectively as the Notes. The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Companies to fund the acquisition of the Vessels from the Chevron Transport Corporation. We were allocated $51,830,000 of the Serial Loans and $29,842,000 of the Term Loans and acquired our vessel, the SIRIUS VOYAGER (ex CHEVRON MARINER, renamed February 2001), as described below. We engage in no business other than the ownership and chartering of our vessel and activities resulting from or incidental to such ownership and chartering.

We are wholly-owned by California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company.

On May 12, 1998, ownership of CalPetro Holdings Limited was transferred to Independent Tankers Corporation, or ITC, a Cayman Islands company. On the same date, all of the issued and outstanding shares of ITC were sold to Frontline Ltd., or Frontline, a publicly listed Bermuda company.

Pursuant to a share purchase agreement dated December 23, 1998, as amended on March 4, 1999, Frontline has sold, effective as of July 1, 1999, all of the issued and outstanding shares of ITC to Hemen Holding Limited, or Hemen, a Cyprus company. Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

Overview of the Business

We own one 150,000 deadweight tonne ("dwt") Suezmax oil tanker, the SIRIUS VOYAGER (ex CHEVRON MARINER, renamed February 2001), which we acquired from Chevron Transport Corporation. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal. We have chartered the vessel back to Chevron Transport Corporation (the "Initial Charterer" or "Chevron Transport") on bareboat charter (the "Initial Charter"). The Initial Charter has a term expiring on April 1, 2015, subject to the Initial Charterer's right to terminate the Initial Charter on certain specified dates. Chevron Transport is principally engaged in the marine transportation of oil and refined petroleum products. Chevron Transport's primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron Transport has advised us that it expects to use the vessel worldwide as permitted under the Initial Charter. The obligations of the Initial Charterer under the Initial Charter are guaranteed by Chevron Corporation or Chevron, a major international oil company, pursuant to a guarantee (the "Chevron Guarantee"). Chevron Transport is an indirect, wholly-owned subsidiary of Chevron.

Our vessel is a double-hull oil carrier of approximately 150,000 dwts and is presently registered under the Marshall Islands flag. Our vessel was constructed under the supervision of the Initial Charterer and designed to the Initial Charterer's specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and double-hull design patented by one of Chevron's subsidiaries. The SIRIUS VOYAGER (ex CHEVRON MARINER, renamed February 2001) was built by Ishikawajima do Brasil Estaleiros S.A.

The Management

On March 31, 1999, P.D.Gram & Co. A.S. resigned as Manager and Barber Ship Management resigned as Technical Advisor. On the same date each was replaced by Frontline Ltd, pursuant to an assignment of the Management Agreement.

The Initial Charterer may elect to terminate the Initial Charter on specified termination dates commencing in 2005. If the Initial Charter is terminated by the Initial Charterer, the Manager, acting on our behalf, will attempt to find an acceptable replacement charter for the vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the vessel or recharter the vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the vessel compared with other vessels available at the time.

The International Tanker Market

International seaborne oil and petroleum products transportation services are mainly provided by two types of operator: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. Both types of operators transport oil under short-term contracts, including single-voyage "spot charters", and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market.

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

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

     -    demand for oil and oil products;

     -    global and regional economic conditions;

     -    the  distance  oil and oil  products are to be moved by sea;
          and

     -    changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

     -    the number of newbuilding deliveries;

     -    the scrapping rate of older vessels; and

     -    the number of vessels that are out of service.

Tanker values have generally experienced high volatility. The fair market value of oil tankers, including the vessel, can be expected to fluctuate, depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they may be expected to decline in value. These factors will affect the value of our vessel at the termination or expiration of the current charter.

The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply and demand for shipping capacity. After a period of weak freight rates the market for Suezmax tankers started to strengthen in early 2000, as a result of an improved supply balance following extensive scrapping of older tonnage in 1999 and early 2000 and increased OPEC production from Spring 2000. The freight rates continued to strengthen through the year 2000 and remained firm in early 2001. Towards the second half of 2001 the general slowdown in the global economy and OPEC quota cuts reduced the demand for Tanker transportation and Suezmax rates started to decline. The negative trend has continued into 2002 following further cuts in OPEC production. The average time charter equivalent market rate earned in 2001 by Suezmaxes trading in the spot market was estimated at $30,700 per day. Corresponding rates in the first quarter of 2002 are estimated at $16,500 per day. Weakening rates from Autumn 2001 until today have resulted in increased scrapping of Suezmaxes and VLCCs built in the 1970s.

There is no guarantee that Suezmax rates would be sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. Current spot market rates for Suezmax tankers would not be sufficient to meet the debt service required if the bareboat charters to Chevron were not extended. However, spot market rates are volatile and generally linked to global economic development and especially demand for oil. Declining crude oil demand has prompted OPEC to reduce production quotas to maintain the crude oil price within its target price band and as a result, demand for crude oil transportation is currently low in relative terms.

Inspection by Classification Society

Every commercial vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry. The classification society ensures that a vessel is constructed and equipped in accordance with the International Maritime Organization, or IMO, (the "IMO") regulations and the Safety of Life at Sea Convention.

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

Our vessel will be maintained during the term of the Initial Charter by the Initial Charterer in accordance with good commercial maintenance practice commensurate with other vessels in the Initial
Charterer's fleet of similar size and trade, as required by the Initial Charter. The Initial Charter requires the Initial Charterer to return the vessel on termination of the Initial Charter "in class" under the rules of the American Bureau of Shipping (or another classification society previously approved by the Company). In addition, we have the right to inspect the Vessel and to require surveys upon redelivery, and the Initial Charterer will be responsible for making or compensating Companies for certain necessary repairs in connection with such redelivery.

Insurance

The operation of any  ocean-going  vessel  carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labor strikes and other circumstances or events. Pursuant to the Initial Charter, the vessel may be operated through the world in any lawful trade for which IT is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including a vessel.

Under the Initial Charter, the Initial Charterer is entitled to self-insure against marine and war risks relating to the vessel and against protections and indemnity risks relating to the vessel during the term of the Initial Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

The Initial Charterer will, pursuant to the Initial Charter, indemnify us from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. The Initial Charterer will also indemnify us to the extent losses, damages or expenses we incur relating to oil or other pollution damage as a result of the operation of the vessel by the Initial Charterer.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessel. The various types of governmental regulation that affect our vessel include international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessel. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessel. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of our vessel.

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

Our vessel is subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the U.S. Coast Guard, harbormaster or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections.

Environmental Regulation--IMO.

In April 2001, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, revised its regulations governing tanker design and inspection requirements. The proposed regulations, which are expected to become effective September 2002 provided they are ratified by the IMO member states, provide for a more aggressive phase-out of single hull oil tankers as well as increased inspection and verification requirements. They provide for the phase-out of most single hull oil tankers by 2015 or earlier, or, subject to approval by the vessel's flag state until 2017, depending on the age of the vessel and whether or not the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

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

Our vessel has a double hull and complies with the proposed IMO regulations.

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

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Environmental Regulation--United States

OPA. The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean up and containment costs are defined broadly to include:

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

FINANCIAL RESPONSIBILITY. OPA requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA.

OPA VESSEL RESPONSE PLANS. Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things:

     - address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

     -    describe crew training and drills; and

     - identify a qualified individual with full authority to implement removal actions.

STATES. In addition, to federal laws and regulations most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills.

It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.

Environmental Regulation--CLC

Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defences. Liability is limited to approximately $270 per gross registered ton or approximately $28.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to $74.9 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Environmental Regulations--EU

The International Maritime Organization has approved an accelerated timetable for the phase-out of single hull oil tankers. The new regulations, expected to take effect in September 2002 provided they are ratified by the IMO member states, require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether or not it has segregated ballast tanks. Under the new regulations the maximum permissible age for single hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The amendments to the International Convention for the Prevention of Marine Pollution from Ships 1973, as amended in 1978, accelerates the phase-out schedule previously set by the IMO in 1992. The European Union has already adopted a directive incorporating the IMO regulations so that port states may enforce them.

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

     - Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tank. This category is proposed to be phased out by 2015.

     - Single-hull tankers below 20,000 dwt. This category is proposed to be phased out by 2015.

In addition, Italy has announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. This ban will be placed on oil product carriers, effective December 31, 2003. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Organisational Structure

As described above, and also in Item 7. Major Shareholders, we are a wholly owned subsidiary of CalPetro Tankers Investments Limited, and are ultimately controlled by Hemen.

Property, Plants and Equipment

Other than our vessel described above, we do not have any property.

Item 5. Operating and Financial Review and Prospects

Operating results

Year ended December 31, 2001 compared with the year ended December 31,
2000

Total Revenues
Capital lease interest receivable for the year ended December 31, 2001 amounted to $4,282,000, compared with $4,705,000 for the year ended December 31, 2000.

Expenses
Interest payable on the Term Loans and the Serial Loans amounted to $4,213,000 for the year ended December 31, 2001. The amortization of discount on loans for the period amounted to $73,000. The company amortises the discount over the life of the loans. The corresponding figures for the period to December 31, 1999 were $4,600,000 and $73,000, respectively.

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

Liquidity and Capital Resources

As set forth above, revenues from the Initial Charter are sufficient to pay the Company's obligations under the Term Loans and the Serial Loans. The Initial Charterer may elect to terminate the Initial Charter on specified termination dates commencing in 2005. If the Initial Charter is terminated by the Initial Charterer, the Manager, acting on behalf of the Company, will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

Trend Information

As the vessel owned by the Company ages, it expected charter income declines. The interest payable on the Term Loans and the Serial Loans also declines as principal on those loans is amortized. Accordingly, under the Company's present structure, the Company experiences a consistent reduction in income, expenses and assets employed (vessel subject to finance lease). However, so long as the Initial Charter remains in effect, the nature of the Company's obligations permits the Company to operate profitably and experience cash flows adequate to service its loans. Market tanker charter rates are highly volatile and cyclical. The Company cannot predict future rates or performance in the event the Initial Charter is not renewed.

Item 6.  Directors, Senior Management and Employees

Directors and Executive Officers of CalPetro Tankers (IOM) Limited

                                 Age   Position

Tor Olav Troim                    39   Director and President
Alexandra Kate Blankenship        37   Director and Secretary
John Michael Killip               58   Director

Tor Olav Troim has been a Director of CalPetro Tankers (IOM) Limited since October 31, 2001. Mr. Tr0im serves as a Director and Vice President of Frontline Ltd. Mr. Tr0im also serves as a director of Knightsbridge Tankers Limited, Northern Offshore Ltd, Golar LNG Limited, each a Bermudian public listed companies, and Northern Oil ASA and Aktiv Inkasso ASA, both Norwegian public listed companies.

Kate Blankenship has been a Director of CalPetro Tankers (IOM) Limited since October 31, 2001. Mrs. Blankenship is Chief Accounting Officer and Secretary of Frontline Ltd. Prior to joining Frontline she was a Manager with KPMG Peat Marwick in Bermuda. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

John Michael Killip has been a non-executive Isle of Man resident Director since October 31, 2001. Mr. Killip is a manager with Equity
Limited, the corporate service provider owned by Cains Advocates Limited, Isle of Man, who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been in a managerial capacity with Cains Advocates Limited/Equity Limited for over 10 years.

Compensation

During the year ended December 31, 2001, the Company paid to its directors and officers, total compensation of $nil.

Board Practices

The directors have no fixed date of expiry of their term of office. The details of their service are shown above. The directors have no entitlement to any benefits on termination of their office.

The company has neither an audit nor a remuneration committee.

Employees

The Company does not have any employees.

Share Ownership

The directors have no interest in the share capital of the company, nor do they have any arrangements for involvement in the company's capital.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

CalPetro Tankers (IOM) Limited is a wholly-owned subsidiary of California Tankers International Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. The Company is ultimately controlled by Hemen as described in Item 4, "The Company". All the issued and outstanding shares of capital stock of the Company are beneficially owned by CalPetro Holdings Limited and have been pledged to the Chase Manhattan Trust Company of California (the "Collateral Trustee") as part of the collateral for the Notes. The parent company has full voting control over the Company subject to the rights of the Collateral Trustee.

Significant changes in ownership have been disclosed in item 4, there are no known arrangements which may lead to a change in control of the company.

Related Party Transactions

The loan Notes are beneficially owned by CalPetro Holdings Limited, as disclosed above. In addition Frontline Ltd., a company related by common control, acts as the Company's Manager.

Item 8. Financial Information

Consolidated Financial Statements and Notes

See Item 18 below.

Item 9. The Offer and Listing

Not applicable.

Item 10. Additional Information

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

Company meetings may be convened by the directors or held on request of members holding 50% of the voting shares. Annual meetings are held according to Isle of Man law. Members, their properly appointed proxies and corporate members representatives are entitled to attend.

There are no limits to ownership of company securities or to the exercise of voting rights. Disclosure of ownership is governed by Isle of Man law and any laws operative in the jurisdictions pertaining to the owners of the securities. The directors of the Company may, without giving a reason, decline to register a transfer of shares.

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

None of the Company's Articles of Association, Memorandum of Association or any other document, nor any Isle of Man law or, to the knowledge of the Company, any foreign law, imposes limitations on the right of non-residents or foreign owners to hold the Company's Common Stock.

Taxation

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

Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the office of the Manager at Par-la-Ville Place 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda and at Room 6/9 One International Place, Boston, Massachusetts.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2001 is as follows:

i) Serial Loans:

The principal balances of the Serial Loans bear interest at rates ranging from 7.49% to 7.60% and mature over a four-year period beginning April 1, 2002. The loans are reported net of the related discounts, which are amortized over the term of the loans. The outstanding serial loans have the following characteristics:

 Maturity date                                  Interest    Principal
                                                    rate          due
                                                            ($ 000's)
 --------------------------------------------------------------------
 April 1, 2002                                     7.49%        5,210
 April 1, 2003                                     7.55%        5,210
 April 1, 2004                                     7.57%        5,210
 April 1, 2005                                     7.60%        5,210
 --------------------------------------------------------------------
                                                               20,840
 --------------------------------------------------------------------

ii) Term Loans:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually. Principal is repayable on the Term Loans in accordance with a twelve-year sinking fund schedule.

The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates.

 ------------------------------------------------------------------------------
 Scheduled       Charter not     Charter      Charter      Charter     Charter
 payment date     terminated  terminated   terminated   terminated  terminated
                                    2005         2007         2009        2011
                       $'000       $'000        $'000        $'000       $'000
 ------------------------------------------------------------------------------
 April 1, 2006         2,984       1,540        2,984        2,984       2,984
 April 1, 2007         2,984       1,670        2,984        2,984       2,984
 April 1, 2008         2,984       1,810        1,560        2,984       2,984
 April 1, 2009         2,984       1,970        1,690        2,984       2,984
 April 1, 2010         2,984       2,130        1,830        1,470       2,984
 April 1, 2011         2,984       2,320        1,990        1,590       2,984
 April 1, 2012         2,984       2,510        2,160        1,730       1,090
 April 1, 2013         2,984       2,730        2,340        1,880       1,180
 April 1, 2014         2,984       2,960        2,540        2,030       1,280
 April 1, 2015         2,986      10,202        9,764        9,206       8,388
 ------------------------------------------------------------------------------
                      29,842      29,842       29,842       29,842      29,842
 ------------------------------------------------------------------------------

Qualitative information about market risk

The Company was organised solely for the purpose of the acquisition of one Vessel and subsequently entered into a long-term agreement between the Company and Chevron Transport Corporation.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

                                PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Reserved

Item 16. Reserved

                               PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and notes, together with the report of Ernst & Young, Independent Auditors thereon, are filed as part of this annual report

                                                                  Page

   Report of Independent Auditors                                  F-1

   Statements of Operations and Retained Earnings for
   the Years Ended December 31, 2001, 2000 and 1999                F-2

   Balance Sheets as of December 31, 2001 and 2000                 F-3

   Statements of Cash Flows for the Years Ended                    F-4
   December 31, 2001, 2000 and 1999

   Notes to Financial Statements                                   F-5

Report of Independent Auditors


To the Board of Directors
CalPetro Tankers (IOM) Limited


We have audited the  accompanying  balance sheets of CalPetro  Tankers
(IOM) Limited as of December 31, 2001 and 2000 and the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (IOM) Limited at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



Ernst & Young
Chartered Accountants



Douglas, Isle of Man
June 28, 2002

CalPetro Tankers (IOM) Limited
Statements of Operations and Retained Earnings
(in thousands of US$)

                                                    Year        Year      Year
                                                   ended       ended     ended
                                                December    December  December
                                                31, 2001    31, 2000  31, 1999
Operating revenues
     Finance lease interest receivable             4,282       4,705     5,124
     Bank interest receivable                        102         108       101
     Recognition of unearned income                   73          73        74
------------------------------------------------------------------------------
     Net operating revenues                        4,457       4,886     5,299
------------------------------------------------------------------------------
Operating expenses
     Administrative expenses                          68          55        60
------------------------------------------------------------------------------
     Total operating expenses                         68          55        60
------------------------------------------------------------------------------
Net operating income before amortization           4,389       4,831     5,239
------------------------------------------------------------------------------
     Amortization of loan discount                    73          73        74
------------------------------------------------------------------------------
Net operating income after amortization            4,316       4,758     5,165
------------------------------------------------------------------------------
Other expenses
     Interest expense                              4,213       4,600     4,983
------------------------------------------------------------------------------
     Net other expenses                            4,213       4,600     4,983
------------------------------------------------------------------------------
Net income                                           103         158       182
==============================================================================

Retained earnings at the start of the year         1,464       1,306     1,124
------------------------------------------------------------------------------
Retained earnings at the end of the year           1,567       1,464     1,306
==============================================================================




See accompanying Notes to the Financial Statements

CalPetro Tankers (IOM) Limited
Balance Sheets
(in thousands of US$)

                                                         As at      As at
                                                         December   December
                                                         31, 2001   31, 2000
Assets
     Current assets:
     Cash and cash equivalents                              2,883      2,783
     Current portion of net investment
       in finance lease                                     5,178      5,142
     Interest receivable                                    1,017      1,123
     Other current assets                                      45         44
----------------------------------------------------------------------------
     Total current assets                                   9,123      9,092
     Net investment in finance lease                       43,656     48,761
     Loan discount, net of amortization                       509        583
----------------------------------------------------------------------------
     Total assets                                          53,288     58,436
============================================================================


Liabilities and stockholders' equity Current liabilities:
     Accrued interest                                       1,029      1,070
     Current portion of serial loans                        5,210      5,210
     Other current liabilities                                  9          9
----------------------------------------------------------------------------
     Total current liabilities                              6,248      6,289
     Long-term loans                                       45,472     50,682
----------------------------------------------------------------------------
     Total liabilities                                     51,720     56,971
----------------------------------------------------------------------------
     Stockholders' equity:
     Common stock: 2 shares of $500
     par value                                                  1          1
     Retained earnings                                      1,567      1,464
----------------------------------------------------------------------------
     Total stockholders' equity                             1,568      1,465
----------------------------------------------------------------------------
     Total liabilities and stockholders' equity            53,288     58,436
============================================================================




See accompanying Notes to the Financial Statements

CalPetro Tankers (IOM) Limited
Statements of Cash Flows
(in thousands of US$)

                                                    Year       Year       Year
                                                   ended      ended      ended
                                                December   December   December
                                                31, 2001   31, 2000   31, 1999

Cash flows from operating activities:
     Net income                                      103         158       182
     Adjustments to reconcile net
     income to net cash provided by
     operating activities:
         Amortization of discount on loans            73          73        74
         Recognition of unearned income              (73)        (73)      (74)
         Changes in working capital items:
             Interest receivable                     106         105       105
             Other current assets                      -          -          1
             Accrued interest                        (41)       (111)     (107)
             Other current liabilities                 -          (5)      (11)
------------------------------------------------------------------------------
     Net cash provided by operating activities       168         147       170
------------------------------------------------------------------------------

Cash flows from investing activities:
     Finance lease payments received               5,142       5,105     5,067
------------------------------------------------------------------------------
     Net cash provided by investing activities     5,142       5,105     5,067
------------------------------------------------------------------------------

Cash flows from financing activities:
     Repayments of serial loans                   (5,210)     (5,210)   (5,210)
------------------------------------------------------------------------------
     Net cash used in financing activities        (5,210)     (5,210)   (5,210)
------------------------------------------------------------------------------
Net increase in cash and cash equivalents            100          42        27
Cash and cash equivalents at start of the year     2,783       2,741     2,714
------------------------------------------------------------------------------
Cash and cash equivalents at end of the year       2,883       2,783     2,741
==============================================================================




See accompanying Notes to the Financial Statements.

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements

1. Basis of Preparation

The company, which was incorporated in the Isle of Man on May 13, 1994 is one of four companies: CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas
III) Limited, each of which is incorporated in the Bahamas. Each of the Companies (the "Owners") has been organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation (the "Initial Charterer") and for which long-term charter agreements have been signed with the Initial Charterer. California Petroleum Transport Corporation acting as agent on behalf of the Owners issued as full recourse obligations Term Mortgage Notes and Serial Mortgage Notes. These statements reflect the net proceeds from the sale of the Term Mortgage Notes together with the net proceeds from the sale of the Serial Mortgage Notes having been applied by way of long-term loans to the Owners to fund the acquisition of the Vessels from the Initial Charterer.

2. Principal Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. A summary of the more important accounting policies, which have been consistently applied, is set out below.

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

     (d)  Income taxes

          The company is not liable to income taxes in the Bahamas.

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements (continued)

2. Principal Accounting Policies (continued)

     (e)  Cash equivalents

          The company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

     (f)  Reporting currency

          The  reporting  currency  is  United  States  dollars.   The
          functional currency is United States dollars.


3. Interest Expense

                                              Year       Year       Year
                                              ended      ended      ended
                                              December   December   December
                                              31, 2001   31, 2000   31, 1999

Long term loans                                  4,213      4,600      4,983
============================================================================


4. Long-Term Loans

                                                            As at      As at
                                                         December   December
                                                         31, 2001   31, 2000

Serial loans                                               20,840     26,050
Term loans                                                 29,842     29,842
----------------------------------------------------------------------------
                                                           50,682     55,892
Less: current portion                                       5,210      5,210
----------------------------------------------------------------------------
                                                           45,472     50,682
============================================================================

Serial Loans

The serial loans have the following characteristics:

Maturity date                                            Interest  Principal
                                                             rate        due
                                                                    ($ 000's)

April 1, 2002                                               7.49%      5,210
April 1, 2003                                               7.55%      5,210
April 1, 2004                                               7.57%      5,210
April 1, 2005                                               7.60%      5,210
----------------------------------------------------------------------------
                                                                      20,840
============================================================================

Interest is payable semi-annually.

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements (continued)

Term Loans

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually. Principal is repayable on the Term Loans in accordance with a twelve-year sinking fund schedule.

The tables below provide the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates.

Scheduled        Charter not     Charter      Charter      Charter     Charter
payment date      terminated  terminated   terminated   terminated  terminated
                                    2005         2007         2009        2011
                       $'000       $'000        $'000        $'000       $'000

April 1, 2006          2,984       1,540        2,984        2,984       2,984
April 1, 2007          2,984       1,670        2,984        2,984       2,984
April 1, 2008          2,984       1,810        1,560        2,984       2,984
April 1, 2009          2,984       1,970        1,690        2,984       2,984
April 1, 2010          2,984       2,130        1,830        1,470       2,984
April 1, 2011          2,984       2,320        1,990        1,590       2,984
April 1, 2012          2,984       2,510        2,160        1,730       1,090
April 1, 2013          2,984       2,730        2,340        1,880       1,180
April 1, 2014          2,984       2,960        2,540        2,030       1,280
April 1, 2015          2,986      10,202        9,764        9,206       8,388
------------------------------------------------------------------------------
                      29,842      29,842       29,842       29,842      29,842
==============================================================================

The Term and Serial Loans are collateralized by first preference mortgage on the Vessel to California Petroleum. The earnings and insurance relating to the Vessel have been collaterally assigned pursuant to an Assignment of Earnings and Insurance to California Petroleum, which in turn has assigned such Assignment of Earnings and Insurance to the Collateral Trustee. The Initial Charter and Chevron Guarantee relating to the Vessel have been collaterally assigned pursuant to the Assignment of Initial Charter and Assignment of Initial Charter Guarantee to California Petroleum, which in turn has assigned such Assignment to the Collateral Trustee. The Capital Stock of the company has been pledged to California Petroleum pursuant to the Stock Pledge Agreement.

Item 19.  Exhibits

1.1* Certificate of Incorporation and Memorandum of Association of CalPetro Tankers (IOM) Limited, incorporated by reference to Exhibit
3.3 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

1.2* Articles of Association of CalPetro Tankers (IOM) Limited, incorporated by reference to Exhibit 3.4 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers
(IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

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

2.3* Form of Bahamian Statutory Ship Mortgage and Deed of Covenants by [CalPetro Tankers (Bahamas I) Limited], [CalPetro Tankers (Bahamas II) Limited] to California Petroleum Transport Corporation (including the form of assignment of such Mortgage to Chemical Trust Company of California, as Collateral Trustee, by California Petroleum Transport Corporation), incorporated by reference to Exhibit 4.4 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.4* Form of Assignment of Initial Charter Guarantee by [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited] to California Petroleum Transport Corporation (including the form of Collateral Assignment of such Initial Charter Guarantee to Chemical Trust Company of California, as Collateral Trustee, by California Petroleum Transport Corporation), incorporated by reference to Exhibit 4.7 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.5* Form of Assignment of Earnings and Insurances from [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited] to California Petroleum Transport Corporation, incorporated by reference to Exhibit 4.8 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.6* Form of Assignment of Initial Charter from [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited[ [CalPetro Tankers (Bahamas III) Limited] to California Petroleum Transport Corporation (including the form of Collateral Assignment of such Initial Charter to Chemical Trust Company of California, as Collateral Trustee, by California Petroleum Transport Corporation), incorporated by reference to Exhibit 4.9 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.7* Form of Management Agreement between P.D. Gram & Co., A.S., and [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas
III) Limited], incorporated by reference to Exhibit 4.10 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.8* Form of Assignment of Management Agreement from [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited], incorporated by reference to Exhibit 4.11 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.9*  Form of  Serial  Loan  Agreement  between  California  Petroleum
Transport Corporation and [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited], incorporated by reference to Exhibit 4.12 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.10*  Form  of  Term  Loan  Agreement  between  California  Petroleum
Transport Corporation and [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited], incorporated by reference to Exhibit 4.13 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.11* Form of Collateral Agreement between California Petroleum Transport Corporation [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited], the Indenture Trustee under the Serial Indenture, the Indenture Trustee under the Term Indenture and Chemical Trust Company of California, as Collateral Trustee,
incorporated by reference to Exhibit 4.14 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.12* Form of Issue of One Debenture from [CalPetro  Tankers  (Bahamas
I) Limited]  [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers
(IOM) Limited] [CalPetro Tankers (Bahamas III) Limited] to California Petroleum Transport Corporation, incorporated by reference to Exhibit
4.15 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

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

10.1* Powers of Attorney for directors and certain officers of CalPetro Tankers (Bahamas II) Limited, incorporated by reference to
Exhibit 24.1 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

* Incorporated by reference to the filing indicated.

                              SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    CalPetro Tankers (IOM) Limited


                    /s/ Alexandra Kate Blankenship


                      Alexandra Kate Blankenship
                               Director







Date: June 29, 2002

02089.0006 #334687