Form 20-F
period 2003-12-31
CALPETRO TANKERS IOM LTD
filed 2004-06-25
CIK 923657

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

For the fiscal year ended          December 31, 2003
                         -------------------------------------------------------

                                       OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

Commission file number               033-79220-04
                      ----------------------------------------------------------


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


Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class                   Name of each exchange on which registered

      None                                       Not applicable
--------------------                  ------------------------------------------


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

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:


                             Item 17 [ ] Item 18 [X]

                         CALPETRO TANKERS (IOM) LIMITED
                          INDEX TO REPORT ON FORM 20-F

                                                                            Page
PART I

Item 1.   Identity of Directors, Senior Management
          and Advisors                                            Not applicable
Item 2.   Offer Statistics and Expected Timetable                 Not applicable
Item 3.   Key Information                                                     1
Item 4.   Information on the Company                                          6
Item 5.   Operating and Financial Review and Prospects                       14
Item 6.   Directors, Senior Management and Employees                         16
Item 7.   Major Shareholders and Related Party Transactions                  17
Item 8.   Financial Information                                              18
Item 9.   The Offer and Listing                                              18
Item 10.  Additional Information                                             18
Item 11.  Quantitative and Qualitative Disclosures about Market Risk         20
Item 12.  Description of Securities Other than Equity Securities             21

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies                     21
Item 14   Material Modifications to the Rights of
          Security Holders and Use of Proceeds                                21
Item 15.  Controls and Procedures                                             21
Item 16A. Audit Committee Financial Expert                                    22
Item 16B. Code of Ethics                                                      22
Item 16C. Principal Accountant Fees and Services                              22
Item 16D. Exemptions from the Listing Rules
          for Audit Committees                                    Not applicable

PART III

Item 17   Financial Statements                                    Not applicable
Item 18.  Financial Statements                                                23
Item 19.  Exhibits                                                            23

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The selected statement of operations and retained earnings data of the Company with respect to the fiscal years ended December 31, 2003, 2002 and 2001, and the selected balance sheet data at December 31, 2003 and 2002, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the years ended December 31, 2000 and 1999 and the selected balance sheet data at December 31, 2001, 2000 and 1999 have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.

                                                                                         Year ended December 31,

                                                                             (U.S. Dollars in thousands except per share data)

                                                          2003           2002              2001          2000           1999
 Statement of operations and retained earnings data:
 Net operating revenues                                   3,555            4,026           4,457         4,886          5,299
 Net (loss) / income                                       (37)               70             103           158            182
 Per share data:
 Dividends per share                                          -                -               -             -              -
 Balance sheet data:
 Total assets                                            42,734           48,049          53,288        58,436         63,604
 Long term liabilities (1)                               40,262           45,472          50,682        55,892         61,102
 Stockholders' equity                                     1,601            1,638           1,568         1,465          1,307


(1) Includes current portion.

Risk Factors

Please note: In this section, "we", "us" and "our" all refer to the Company.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings

Our vessel (the "Vessel") is currently operated under a bareboat charter (the "Charter") to Chevron Transport Corporation (the "Initial Charterer"). The Charter has a term expiring on April 1, 2015, subject to the fact that the Initial Charterer has an option to terminate the charter earlier on three specified dates. The first option to terminate is on April 1, 2005 and subsequent options exist on each of the three subsequent two-year anniversaries thereof. Notice of the intention to exercise the option to terminate the Charter must be given at least twelve months in advance for the first Optional Termination Date and seven months in advance for subsequent Optional Termination Dates.

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

Chevron Transport Corporation has its first option to terminate its Charter on April 1, 2005 and on each of the three subsequent two-year anniversaries thereof. Chevron Transport Corporation has the sole discretion to exercise these options and will not owe any fiduciary or other duty to the holders of the Notes in deciding whether to exercise the termination options, and the charterer's decision may be contrary to our interests or those of the holders of the Notes. To date, we have not received any notification of the intention to exercise the first termination option.

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

We are highly dependent on Chevron Transport Corporation and ChevronTexaco Corporation

We are highly dependent on the due performance by Chevron Transport Corporation of its obligations under the Charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee. A failure by Chevron Transport Corporation or ChevronTexaco Corporation to perform their obligations could result in our inability to service the Serial and Term Loans. If the Notes holders had to enforce the mortgages securing the Notes, they may not be able to recover the principal and interest owed to them.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2003, we had $40.3 million in total indebtedness outstanding and stockholders' equity of $1.6 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

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

Overview of the Business

The Company's Vessel is a 150,000 deadweight tonne ("dwt") Suezmax oil tanker, called the SIRIUS VOYAGER (ex CHEVRON MARINER), which was acquired from Chevron Transport Corporation. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal. The Vessel has been chartered back to Chevron Transport Corporation. The Charter has a term expiring on April 1, 2015, subject to the Initial Charterer's right to terminate the Initial Charter on certain specified dates. The Initial Charterer is principally engaged in the marine transportation of oil and refined petroleum products. The Initial Charterer's primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron Transport has advised the Company that it expects to use the Vessel worldwide as permitted under the Charter. The obligations of the Initial Charterer under the Charter are guaranteed by ChevronTexaco Corporation, a major international oil company, pursuant to a guarantee (the "Chevron Guarantee"). The Initial Charterer is an indirect, wholly-owned subsidiary of Chevron.

The Vessel is a double-hull oil carrier and is presently registered under the Marshall Islands flag. The Vessel was constructed under the supervision of the Initial Charterer and designed to the Initial Charterer's specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and double-hull design patented by one of Chevron Corporation's subsidiaries. The builder of the SIRIUS VOYAGER (ex CHEVRON MARINER) was Ishikawajima do Brasil Estaleiros S.A.

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

The International Tanker Market

International sea borne oil and petroleum products transportation services are mainly provided by two types of operator: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. Both types of operators transport oil under short-term contracts (including single-voyage "spot charters") and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market.

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

The year 2003 started with extremely strong charter rates which were mainly driven by factors such as the strike in Venezuela which resulted in longer haul imports, a cold winter in the northern hemisphere resulting in increased demand for heating oil and increased consumption in the Far East especially China, all of which have resulted in spot market rates being significantly stronger than in 2002. Suezmax rates have fluctuated over the year ranging from $17,000 per day to $40,000 per day.

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

Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. These regulations require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single hull tankers will be 26 years. As a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. Our tanker is double hulled and therefore complies with the new IMO regulations.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified at the end of 2003, and becomes effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Compliance with these regulations could require the installation of expensive emission control systems. Although Chevron Transport Corporation is responsible for all operational matters and bears all these expenses during the term of our current Charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the Charter or in the event Chevron Transport Corporation fails to make a necessary payment.

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

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers

Environmental Regulation--OPA/CERCLA

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which also impacts our operations, applies to the discharge of hazardous substances whether on land or at sea.

Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are liable regardless of fault, individually and as a group, for all containment costs, clean-up costs and for other damages arising from oil spills from their vessels. These other damages may include injury to natural resources and real and personal property, loss of subsistence use of natural resources, the loss of taxes, rents, royalties, profits and earnings capacity resulting from an oil spill and the cost of public services necessitated by an oil spill. OPA limits a responsible party's liability to the greater of $1,200 per gross ton or $10 million per vessel over 3,000 gross tons, subject to adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

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

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their aggregate potential strict liability under OPA and CERCLA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker must demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA.

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

Environmental Regulation--Other

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defences. Under an amendment that became effective November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $938 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $133.4 million. The current maximum amount is approximately $81.2 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 2, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance covers the liability under the plan adopted by the IMO.

In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2003. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In addition, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for clean-up costs and damages resulting from a discharge of oil or a release of a hazardous substance. As permitted by OPA, these state laws may provide for unlimited liability for oil spills occurring within their boundaries.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter is scheduled to go into effect in July 2004 and will impose various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

          o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

          o    on-board installation of ship security alert systems;

          o    the development of vessel security plans; and

          o    compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. The Manager will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Organisational Structure

As described above, and also in Item 7. Major Shareholders, and Related Party Transactions, the Company is a wholly owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Hemen ultimately controls the Company as described in more detail in Item 4.

Property, Plants and Equipment

Other than the Vessel described above, the Company does not have any property.

Item 5. Operating and Financial Review and Prospects

Operating results

Year ended December 31, 2003 compared with the year ended December 31, 2002

Total Revenues

Finance lease interest income for the year ended December 31, 2003 amounted to $3,427,000, compared with $3,856,000 for the year ended December 31, 2002.
Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest received on the finance leases.

Expenses

Interest payable on the Term Loans and the Serial Loans amounted to $3,440,000 for the year ended December 31, 2003. The amortization of discount on loans for the period amounted to $73,000. The Company amortises the discount over the life of the Term and Serial Loans. The corresponding figures for the period to December 31, 2002 were $3,824,000 and $74,000, respectively. Interest payable has fallen in line with expectations, with interest payable falling in line with the loan outstanding in the year.

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

Off-balance Sheet Arrangements

The company has no off-balance sheet arrangements that have or are reasonably likely to have a material current effect or that are reasonably likely to have a material future effect on our financial condition, revenues or expenses, liquidity, capital expenditures or capital reserves.

Critical Accounting Policies

The Company's principal accounting policies are described in Note 2 to the financial statements, which is included in Item 18 of this Form 20-F. The most critical accounting policies include:

          o    Accounting for financing leases as lessor

          o    Revenue and expense recognition

Trend Information

It is expected that as the Vessel ages, the charger income will be reduced. In line with this effect, the interest payable on the Serial and Term Loans financing the ship will also be reduced as the principal is repaid. Thus, there is a consistent reduction in income, expenses and net assets employed by the Company. However, cash flows should be adequate to service the debt load. Clearly there will always be some uncertainty within the business because of the nature of the tanker business. However over the past couple of years the charter rates have been at a level such that the Company has been able to service its debt. The structure of debt and charterhire agreements, including provision for early termination, provides the Company with a clear future.

Recently Issued Accounting Standards

In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("the Interpretation"), which replaces Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interests entity in its financial statements. Adoption of the interpretation is not expected to have a significant impact on the financial statements.

Item 6.  Directors, Senior Management and Employees

Directors and Executive Officers of CalPetro Tankers (IOM) Limited

                                         Age            Position

Tor Olav Tr0im                            41            Director and President
Kate Blankenship                          39            Director and Secretary
John Michael Killip                       60            Director

Tor Olav Tr0im has been a Director of CalPetro Tankers (IOM) Limited since October 31, 2001. He has been Vice-President and a director of Frontline since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997. Mr. Tr0im also serves as a director of Ship Finance International Limited, a subsidiary of Frontline and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Limited ("Knightsbridge"). He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Mr. Tr0im has served as a director of Golar LNG Limited since May 2001.

Kate Blankenship has been a Director of CalPetro Tankers (IOM) Limited since October 31, 2001. She is Chief Accounting Officer and Company Secretary of Frontline and has been a director of Frontline since 2003. Mrs Blankenship also serves as a director of Ship Finance International Limited, a subsidiary of Frontline. Prior to joining Frontline, she was a Manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship has been a director of Golar LNG Limited since 2003.

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

Compensation

During the year ended December 31, 2003, the Company paid to its directors and officers total compensation of $nil.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The Company is a wholly-owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Hemen ultimately controls the Company as described in more detail in Item 4. All the issued and outstanding shares of capital stock of the Company are beneficially owned by ITC and have been pledged to the Chase Manhattan Trust Company of California (the "Collateral Trustee") as part of the collateral for the Notes. ITC has full voting control over the Company subject to the rights of the Collateral Trustee.

Significant changes in ownership have been disclosed in Item 4, there are no known arrangements, which may lead to a change in control of the company.

Related Party Transactions

Frontline, a company related by common control (see Item 4), manages the Company. In 2003, $34,903 was paid to Frontline for management of the Company.

Item 8. Financial Information

Consolidated Financial Statements and Notes

See Item 18 below.

Legal Proceedings

We are not party to any material pending legal proceedings. In the future, we may be subject to legal proceedings and claims in the ordinary course of business. Those claims, even if lacking merit, could result in the expenditure by us of significant financial and managerial resources.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2003 is as follows:

i) Serial Loans:

The principal balances of the Serial Loans bear interest at rates ranging from 7.57% to 7.60% and mature over a two-year period from April 1, 2004. The loans are reported net of the related discounts, which are amortized over the term of the loans. The outstanding serial loans have the following characteristics:

                                                               Principal due
Maturity date                     Interest rate                ($ 000's)
-------------                     -------------                ---------

 April 1, 2004                             7.57%                  5,210
 April 1, 2005                             7.60%                  5,210
                                                                ---------
                                                                 10,420

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


Scheduled           Charter               Charter              Charter            Charter               Charter
payment date        not terminated        terminated 2005      terminated 2007    terminated 2009       terminated 2011
                    $'000                 $'000                $'000              $'000                 $'000

 April 1, 2006       2,984                 1,540                2,984              2,984                 2,984
 April 1, 2007       2,984                 1,670                2,984              2,984                 2,984
 April 1, 2008       2,984                 1,810                1,560              2,984                 2,984
 April 1, 2009       2,984                 1,970                1,690              2,984                 2,984
 April 1, 2010       2,984                 2,130                1,830              1,470                 2,984
 April 1, 2011       2,984                 2,320                1,990              1,590                 2,984
 April 1, 2012       2,984                 2,510                2,160              1,730                 1,090
 April 1, 2013       2,984                 2,730                2,340              1,880                 1,180
 April 1, 2014       2,984                 2,960                2,540              2,030                 1,280
 April 1, 2015       2,986                10,202                9,764              9,206                 8,388
                     -----                ------                -----              -----                 -----
                    29,842                29,842               29,842             29,842                29,842

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

Item 16A. Audit Committee Financial Expert

The Company's equity is neither listed nor publicly traded. The equity is held by one beneficial holder, California Tankers Investments Limited. The Company's obligations toward its bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly the Company's Board of Directors has determined that the role played by an audit committee would have no applicability to the Company.

Item 16B. Code of Ethics

The Company's equity is neither listed nor publicly traded. The equity is held by one beneficial holder, California Tankers Investments Limited. The Company's obligations toward its bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly the Company's Board of Directors has determined that the role played by a code of ethics would have no applicability to the Company.

Item 16C. Principal Accountant Fees and Services

     a)   Audit Fees

     The following table sets forth the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

     Fiscal year ended December 31, 2003 $5,639
     Fiscal year ended December 31, 2002 $5,639

     b)   Audit Related Fees

     For the fiscal years ended December 31, 2003 and 2002 there have been no assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements.

     c)   Tax Fees

     For the fiscal years ended December 31, 2003 and 2002 there have been no tax related services rendered by the principal accountant related to tax compliance (i.e., preparation of original and amended tax returns), tax advice (i.e., assistance with tax audits and appeals), and tax planning.

     d)   All Other Fees

     For the fiscal years ended December 31, 2003 and 2002 there have been no aggregate fees billed for professional services rendered by the principal accountant for services other than Audit Fees, as set forth above.

The Company's Board of Directors has assigned responsibility for the engagement of the auditors to the Company's manager.

Item 16D. Exemptions from the Listing Rules for Audit Committees

Not Applicable

                                    PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and notes, together with the report of Ernst & Young, Independent Auditors thereon, are filed as part of this annual report

                                                                            Page


    Report of Independent Auditors                                         F-1

    Statements of Operations and Retained Earnings for the Years Ended
    December 31, 2003, 2002 and 2001                                       F-2

    Balance Sheets as of December 31, 2003 and 2002                        F-3

    Statements of Cash Flows for the Years Ended                           F-4
    December 31, 2003, 2002 and 2001

    Notes to the Financial Statements                                      F-5

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

10.1* Powers of Attorney for directors and certain officers of CalPetro Tankers (Bahamas II) Limited, incorporated by reference to Exhibit 24.1 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro
Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

31.1 Ceritification of Principal Executive Officer pursuant to rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

31.2 Ceritification of Principal Financial Officer pursuant to rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

32.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


* Incorporated by reference to the filing indicated.

     Report of Independent Auditors


To the Board of Directors
CalPetro Tankers (IOM) Limited


We have  audited  the  accompanying  balance  sheets of CalPetro  Tankers  (IOM)
Limited as of December 31, 2003 and 2002, and the related statements of operations and retained earnings, and cash flows for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (IOM) Limited at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years ended December 31, 2003, in conformity with US generally accepted accounting principles.



Ernst & Young
Chartered Accountants



Douglas, Isle of Man
June 8, 2004

CalPetro Tankers (IOM) Limited
Statements of Operations and Retained Earnings
(in thousands of US$)



                                                  Year ended       Year ended      Year ended
                                                  December 31,     December 31,    December 31,
                                                    2003              2002            2001
                                                    ----              ----            ----
Revenues
     Finance lease interest receivable                3,427           3,856          4,282
     Bank interest receivable                            55              97            102
     Recognition of unearned income                      73              73             73
                                                     ------          ------         ------
     Net operating revenues                           3,555           4,026          4,457
                                                     ------          ------         ------

 Expenses
     General and administrative expenses                (79)            (58)           (68)
     Amortization of loan discount                      (73)            (74)           (73)
     Interest expense                                (3,440)         (3,824)        (4,213)
                                                     ------          ------         ------
     Net other expenses                              (3,592)         (3,956)        (4,354)
                                                     ------          ------         ------
Net (loss) / income                                     (37)             70            103
                                                     ======          ======         ======
Retained earnings at the start of the year            1,637           1,567          1,464
Retained earnings at the end of the year              1,600           1,637          1,567
                                                     ======          ======         ======



See accompanying Notes to the Financial Statements

CalPetro Tankers (IOM) Limited
Balance Sheets
(in thousands of US$)
                                                           As at        As at
                                                           December     December
                                                           31, 2003     31, 2002
                                                           --------     --------
Assets
  Current assets:
  Cash and cash equivalents                                 2,948         2,906
  Current portion of net investment in finance lease        5,251         5,214
  Interest receivable                                         802           910
  Other current assets                                         33            69
                                                           -------      --------
  Total current assets                                      9,034         9,099
  Net investment in finance lease, less current portion    33,338        38,515
  Loan discount, net of amortization                          362           435
                                                           -------      --------
   Total assets                                            42,734        48,049
                                                           =======      ========

Liabilities and stockholder's equity
  Current liabilities:
  Accrued interest                                            842           932
  Current portion of serial loans                           5,210         5,210
  Other current liabilities                                    29             7
                                                           -------      --------
  Total current liabilities                                 6,081         6,149
  Long-term loans                                          35,052        40,262
                                                           -------      --------
  Total liabilities                                        41,133        46,411
                                                           -------      --------
  Stockholder's equity:
  Common stock: 2 shares of $500 par value                      1             1
                                                           -------      --------
  Retained earnings                                         1,600         1,637
                                                           -------      --------
  Total stockholder's equity                                1,601         1,638

  Total liabilities and stockholder's equity               42,734        48,049
                                                           =======      ========


See accompanying Notes to the Financial Statements

CalPetro Tankers (IOM) Limited
Statements of Cash Flows
(in thousands of US$)

                                                                        Year ended          Year ended      Year ended
                                                                        December 31,       December 31,     December 31,
                                                                            2003               2002           2001
Cash flows from operating activities:
   Net (loss) / income                                                     (37)                70              103
   Adjustments to reconcile net income to net cash provided by operating activities:
       Amortization of discount on loans                                    73                 74               73
       Recognition of unearned income                                      (73)               (73)             (73)
       Changes in assets and liabilities:
         Decrease in interest receivable                                   108                107              106
         Decrease/(Increase) in other current assets                        35               (24)                -
         Decrease in accrued interest                                      (90)               (97)             (41)
         (Decrease) / increase in other current liabilities                 22                (2)                -
                                                                       --------           --------         --------
   Net cash provided by operating activities                                38                 55              168
                                                                       --------           --------         --------

Cash flows from investing activities:
   Finance lease payments received                                       5,214              5,178            5,142

   Net cash provided by investing activities                             5,214              5,178            5,142


Cash flows from financing activities:

   Repayments of Serial Loans                                           (5,210)            (5,210)          (5,210)
                                                                       --------           --------         --------
   Net cash used in financing activities                                (5,210)            (5,210)          (5,210)
                                                                       --------           --------         --------
Net increase in cash and cash equivalents                                   42                 23              100
Cash and cash equivalents at start of the year                           2,906              2,883            2,783
                                                                       --------           --------         --------
Cash and cash equivalents at end of the year                             2,948              2,906            2,883
                                                                       ========           ========         ========

Supplemental disclosure of cash flows information:

Interest paid                                                            3,530              3,865             4,324


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

The charter agreements with the Initial Charterer are expected to provide sufficient payments to cover the Owners' obligations under the Serial and Term Loans due to California Petroleum Transport Corporation. The Initial Charterer can terminate a charter at specified dates prior to the expiration of the charter, provided it provide notification at least 12 months prior so such termination date for the intial Optional Termination Date (and at least 7 months prior to subsequent Optional Termination Dates) and make a Termination Payment. The Owners only source of funds with respect to the Serial and Term Loans is payments from the Initial Charterer, including Termination Payments. The Owners do not have any other source of funds for payment of the Serial and Term Loans.

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

3.   New Accounting Standards

In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("the Interpretation"), which replaces Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interests entity in its financial statements. Adoption of the interpretation is not expected to have a significant impact on the financial statements.

4.   Finance Lease

The following schedule lists the components of the net investment in finance lease:

                                               As at                As at
                                               December 31,        December 31,
                                                 2003                2002

                                                 $'000               $'000

Total minimum lease payments to be received*    38,951             44,162
Less: Unearned income                             (362)              (433)
Net investment in finance lease                 38,589             43,729

* Lease payments under the charter agreement for each of the five succeeding years are as follows: $5,251,000 in 2004, $24,204,000 in 2005, $3,094,000 in
2006, $3,096,000 in 2007 and $3,097,000 in 2008.

5.  Long-Term Loans

                                               As at               As at
                                               December 31,        December 31,
                                                 2003                2002

Serial Loans                                    10,420             15,630
Term Loans                                      29,842             29,842
                                               -------            -------
                                                40,262             45,472
Less: current portion                            5,210              5,210
                                               -------            -------
                                                35,052             40,262
                                               =======            =======

Serial Loans

The serial loans have the following characteristics:

Maturity date                                  Interest rate       Principal due
                                                                  ($ 000's)

April 1, 2004                                     7.57%             5,210
April 1, 2005                                     7.60%             5,210
                                                                  -------
                                                                   10,420
                                                                  =======

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


Scheduled           Charter               Charter              Charter            Charter               Charter
payment date        not terminated        terminated 2005      terminated 2007    terminated 2009       terminated 2011
                    $'000                 $'000                $'000              $'000                 $'000
April 1, 2006        2,984                 1,540                2,984              2,984                 2,984
April 1, 2007        2,984                 1,670                2,984              2,984                 2,984
April 1, 2008        2,984                 1,810                1,560              2,984                 2,984
April 1, 2009        2,984                 1,970                1,690              2,984                 2,984
April 1, 2010        2,984                 2,130                1,830              1,470                 2,984
April 1, 2011        2,984                 2,320                1,990              1,590                 2,984
April 1, 2012        2,984                 2,510                2,160              1,730                 1,090
April 1, 2013        2,984                 2,730                2,340              1,880                 1,180
April 1, 2014        2,984                 2,960                2,540              2,030                 1,280
April 1, 2015        2,986                10,202                9,764              9,206                 8,388
                     -----                ------                -----              -----                 -----
                    29,842                29,842               29,842             29,842                29,842

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


                         CalPetro Tankers (IOM) Limited




                              /s/ Kate Blankenship
                              ____________________
                                Kate Blankenship
                             Director and Secretary




Date: June 8, 2004

        02089.0006 #495275