Form 20-F
period 2008-12-31
CALPETRO TANKERS IOM LTD
filed 2009-05-20
CIK 923657

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	033-79220-04

CALPETRO TANKERS (IOM) LIMITED
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Isle of Man
(Jurisdiction of incorporation or organization)
15-19 Athol Street, Douglas, Isle of Man IMI 1LB
(Address of principal executive offices)
Georgina Sousa, Telephone: (1) 441 295 6935 Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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
Unclassified common shares: 2 shares par value of $500 per share

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Yes ☐ No ☐

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

CalPetro Tankers (IOM) Limited desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, changes in world wide oil production and consumption and storage, changes in the company’s operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by CalPetro Tankers (IOM) Limited with the Securities and Exchange Commission or Commission.

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

A.  Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2008, 2007 and 2006, and the selected balance sheet data with respect to the fiscal years ended December 31, 2008 and 2007, have been derived from the Company’s audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the fiscal years ended December 31, 2005 and 2004, and the selected balance sheet data with respect to the fiscal year ended December 31, 2006, 2005 and 2004, have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company’s audited financial statements and notes thereto included herein. The Company’s accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
2008		2007	2006	2005	2004
(in thousands of $, except share data)

Statement of operations data
Total operating revenues	1,856	2,075	2,378	2,657	3,068
Net loss	(94)	(119)	(47)	(107)	(53)

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Total assets	22,575	25,711	28,869	31,946	37,364
Current portion of long-term debt	2,984	2,984	2,984	2,984	5,210
Long-term debt	17,906	20,890	23,874	26,858	29,842
Stockholder’s equity	1,181	1,275	1,394	1,441	1,548
Number of shares	2	2	2	2	2

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the offer and use of proceeds

Not applicable.

D.  Risk Factors

We are currently engaged in leasing a vessel that is involved in the transportation of crude oil and oil products. Our vessel the Sirius Voyager, or our Vessel, is currently operated under a bareboat charter, or the Initial Charter, to Chevron Transport Corporation, which we refer to as Chevron. The term of the Initial Charter expires on April 1, 2015, subject to Chevron’s option to terminate the charter on April 1, 2011. Chevron must provide us with non-binding notice of its intention to exercise its option to terminate the Initial Charter by April 1, 2010. As of May 20, 2009, Chevron had not provided us with such notice of termination. On April 1, 2015, Chevron has the option to purchase our Vessel for $1 provided the Initial Charter is still in place.

The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings when the Initial Charter expires (if Chevron does not exercise its purchase option) or is terminated by Chevron

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future our earnings and available cash flow may decrease. Our ability to re-charter our Vessel on the expiration or termination of the Initial Charter and the charter rates payable under any renewal or replacement charter will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

●	demand for oil and oil products;
●	global and regional economic and political conditions;
●	changes in oil production and refining capacity;
●	environmental and other regulatory developments;
●	the distance oil and oil products are to be moved by sea; and
●	changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;
●	the scrapping rate of older vessels;
●	port or canal congestion;
●	vessel casualties;
●	price of steel;
●	potential conversion of vessels to alternative use;
●	the number of vessels that are out of service; and
●	changes in environmental and other regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

Our Initial Charter may be terminated on April 1, 2011. If the Initial Charter is terminated on this date, we may incur additional expenses and not be able to re-charter our Vessel profitably

Chevron has a fourth and final option to terminate the Initial Charter on April 1, 2011. Chevron at its sole discretion may exercise its option to terminate the Initial Charter and will not owe any fiduciary or other duty to the holders of the Notes, defined below, in deciding whether to exercise its termination option and their decision may be contrary to our interests or the interests of the holders of the Notes.

We cannot predict any of the factors that Chevron will consider in deciding whether to exercise its termination option under the Initial Charter. It is likely, however, that Chevron would consider a variety of factors, which may include whether a vessel is surplus or suitable to their requirements and whether lower charterhire rates are available in the open market at that time.

In the event Chevron does terminate the Initial Charter, Chevron is required under the terms of the Initial Charter to make a termination payment to us. The amount of the termination payment is not expected to be sufficient to cover our obligations under the Term Loans, defined below. In the event that Chevron does terminate the Initial Charter, we will attempt to arrange a replacement charter, or we may sell our Vessel. Replacement charters may include short-term time charters and employing our Vessel on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Term Loans.

Any decrease in shipments of crude oil may adversely affect our financial performance at the end of the Initial Charter (if Chevron does not exercise its purchase option) or if Chevron terminates the Initial Charter prior to that time

The demand for oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, along with crude oil from the Former Soviet Union, or the FSU, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world’s oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

●	increased crude oil production from other areas;
●	increased refining capacity in the Arabian Gulf, West Africa or the FSU;
●	increased use of existing and future crude oil pipelines in the Arabian Gulf, West Africa and FSU;
●	a decision by Arabian Gulf, West African and FSU oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
●	armed conflict in the Arabian Gulf and West Africa and political or other factors; and
●	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability when the Initial Charter expires (if Chevron does not exercise its purchase option) or is terminated by Chevron

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates may have a material adverse effect on our results of operations when the Initial Charter expires (if Chevron does not exercise its purchase option) or is terminated by Chevron.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows

Over the last year, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future.

Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit.

We face risks attendant to changes in economic environments and instability in securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows.

We operate in the highly competitive international tanker market which could affect our position when the Initial Charter expires (if Chevron does not exercise its purchase option) or is terminated by Chevron

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than us. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of the Initial Charter with Chevron we are not exposed to the risk associated with this competition. At the end of the Initial Charter (if Chevron does not exercise its purchase option) and in the event that Chevron terminates the Initial Charter on any of the remaining optional termination dates, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our Suezmax oil tanker.

Safety, environmental and other governmental requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse affect on our business and financial results at the end of the Initial Charter (if Chevron does not exercise its purchase option) or if Chevron terminates the Initial Charter prior to that time

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our Vessel operates and the country in which our Vessel is registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. These regulations include the United States Oil Pollution Act of 1990, or OPA, the United States Clean Air Act and United States Clean Water Act, the United States Marine Transportation Security Act of 2002, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended, or CLC, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966, or LL Convention,  and implementing regulations adopted by the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by vessels), the European Union, and other international, national and local regulatory bodies.

In addition, vessel classification societies also impose significant safety and other requirements on our Vessel. In complying with current and future environmental requirements, vessel-owners and operators such as ourselves may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our Vessel to keep it in compliance, or even to scrap or sell our Vessel altogether. For example, various jurisdictions, including the United States, are considering or have enacted legislation imposing more stringent requirements on air emissions and ballast water discharges from vessels.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements can also affect the resale value or useful life of our Vessel, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

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

For example, OPA affects all vessel-owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures,  affect the operation of our Vessel. Although Chevron is responsible for all operational matters and bears all these expenses during the term of the Initial Charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the Initial Charter or in the event Chevron fails to make a necessary payment.

We may not have adequate insurance at the end of the Initial Charter (if Chevron does not exercise its purchase option) or if Chevron terminates the Initial Charter prior to that time

There are a number of risks associated with the operation of oceangoing vessels, including mechanical failure, collision, human error, war, terrorism, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our Vessel may face higher risks of attack. Future hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, could affect our trade patterns and adversely affect our operations and our revenues, cash flows and profitability. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Under the Initial Charter, Chevron bears all risks associated with the operation of our Vessel including the total loss of our Vessel. However, we cannot assure holders of the Notes that we will adequately insure against all risks at the end of the Initial Charter or in the event the Initial Charter is terminated. We may not be able to obtain adequate insurance coverage at reasonable rates for our Vessel in the future and the insurers may not pay particular claims. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us that could reduce our cash flows and place strains on our liquidity and capital resources.

Acts of piracy on oceangoing vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected oceangoing vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and the first quarter of 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our Vessel are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to Chevron, which could impair its ability to make payments to us under our Initial Charter.

We are highly dependent on Chevron and Chevron Corporation

We are highly dependent on the performance by Chevron of its obligations under the Initial Charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee. A failure by Chevron and Chevron Corporation to perform their obligations under the Initial Charter could result in our inability to service the Term Loans, defined below. If the Notes holders had to enforce the mortgages securing the Notes, defined below, they may not be able to recover the principal and interest owed to them.

We may not be able to pay down our debt in the future, which could result in the loss of our Vessel

Currently, we must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations. Our ability to pay interest on, and other amounts due in respect of, our Term Loan, defined below, will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. If we are unable to service our indebtedness or obtain additional financing, as needed, this could have a material adverse effect on the holders of the Term Loans.

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

Our operations outside the United States expose us to global risks that may interfere with the operation of our Vessel

We are an international company and primarily conduct our operations outside of the United States. Changing economic, regulatory, political and governmental conditions in the countries where we are engaged in business or where our Vessel is registered affect us. Hostilities or other political instability in regions where our Vessel trades could affect our trade patterns and adversely affect our operations and performance. The terrorist attacks against targets in the United States on September 11, 2001 and the military response by the United States has increased the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, attacks on oil pipelines during and subsequent to the Iraq war in 2003 and attacks on expatriate workers in the Middle East could adversely affect the oil trade and reduce our revenue or increase our expenses.

Our Vessel may call on ports located in countries that are subject to restrictions imposed by the United States government

The Initial Charter is a bareboat charter and, from time to time, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our Vessel from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for the Notes, defined below. Investor perception of the value of the Notes may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The Notes may not be as liquid as other securities with established trading markets, which may affect the value of the Notes and your ability to trade them

The Notes, defined below, are not listed on any national securities exchange and have no established trading market. Consequently, the Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and warrants, and our financial performance. The placement agents for the Notes currently make a market for them, but are not obligated to do so and may discontinue their market making activity at any time. In addition, their market making activity is subject to the limits imposed by the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended. We cannot assure you that an active trading market will exist for the Notes or that any market for the Notes will be liquid.

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2008, we had $20.9 million in total indebtedness outstanding and stockholders’ equity of $1.2 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

●	we may have trouble withstanding competitive pressures and responding to changing business conditions;

●	we may be more vulnerable than others in the event of a downturn in general economic conditions or in our business; and

●	we may be more highly leveraged than other tanker owners with which we compete, which may put us at a competitive disadvantage.

Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States

Our executive offices, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We have a limited business purpose which limits our flexibility

Our activity is limited to engaging in the acquisition, disposition, ownership, and chartering of a Suezmax oil tanker. During the terms of our Initial Charter with Chevron, we expect that the only source of operating revenue from which we may pay principal and interest on the Term Loans will be from such charter.

Item 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

CalPetro Tankers (IOM) Limited was incorporated in the Isle of Man on May 13, 1994 together with three other companies: CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas III) Limited, each of which was incorporated in the Bahamas. These entities, or the Owners, were organized as special purpose companies for the purpose of acquiring one of four oil tankers from Chevron which were concurrently chartered on long-term charter agreements back to Chevron.

We, along with CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited  and CalPetro Tankers (Bahamas III) Limited are wholly-owned by California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation, or ITC, a Cayman Islands company. ITC is itself  wholly-owned by Independent Tankers Corporation Limited, or ITCL. ITCL was established in February 2008 and it is 82.47% owned by Frontline Ltd., or Frontline, a Bermuda company whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

California Petroleum Transport Corporation, or California Petroleum or CPTC, a Delaware corporation which we refer to as acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes, or the Serial Notes, and $117,900,000 8.52% First Preferred Mortgage Notes due in 2015, which we refer to as the Term Notes and together with the Serial Notes as the Notes. The Serial Notes were fully repaid April 1, 2006. The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due in 2015, to the Owners to fund the acquisition of the oil tankers from Chevron. We were allocated $51,830,000 of the Serial Loans and $29,842,000 of the Term Loans and acquired our Vessel as described below. We engage in no business other than the ownership and chartering of our Vessel and activities resulting from or incidental to such ownership and chartering.

Our registered office is located at 15-19 Athol Street, Douglas, Isle of Man IM1 1LB and our telephone number is (1) 441 295 6935.

B.  Business Overview

Our Vessel is a 150,000 dwt Suezmax oil tanker, which was acquired from Chevron. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of the maximum length, breadth and draft requirements to be capable of passing fully loaded through the Suez Canal.

Our Vessel is initially chartered to Chevron for a term expiring on April 1, 2015, subject to Chevron’s rights to terminate the Initial Charter on April 1, 2011. To exercise its termination option, Chevron must provide us with non-binding notice of its intent to terminate the Initial Charter at least 12 months in advance of the termination date. Chevron must also provide us with irrevocable notice of termination 7 months prior to the termination date. Chevron is required to pay us a termination payment, or the Termination Payment, of $7.88 million on or prior to the termination date. As of May 20, 2009, no termination notice had been received from Chevron for the Initial Charter. Chevron also has the option to purchase our Vessel for $1 on April 1, 2015 provided the Initial Charter is still in place.

Chevron is principally engaged in the marine transportation of oil and refined petroleum products.  Chevron’s primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron has advised us that it expects to use our Vessel worldwide as permitted under the Initial Charter. The obligations of Chevron under the Initial Charter are guaranteed by Chevron Corporation, a major international oil company, pursuant to a guarantee, or the Chevron Guarantee. Chevron is an indirect, wholly-owned subsidiary of Chevron Corporation.

Our Vessel is a double hull oil carrier and is presently registered under the Isle of Man flag. Our Vessel was constructed under the supervision of Chevron and designed to Chevron’s specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and a double hull design patented by one of Chevron Corporation’s subsidiaries. The builder of our Vessel was Ishikawajima-Harima Heavy Industries Co., Ltd.

Management

On March 31, 1999, Frontline became our manager and technical advisor pursuant to an assignment of our management agreement, or the Management Agreement. Under the Management Agreement, Frontline provides administrative, ship management and advisory services to the Company as manager, or Manager. Pursuant to the Management Agreement, the Manager receives an annual fee of $13,625 for each Vessel, along with an additional annual fee of $3,000 covering all four Vessels. The technical advisor’s fee consists of an annual fee of $10,000 for each vessel, payable semi-annually in arrears. Both the management fee and the technical advisor’s fee, which together we refer to as the Management Fee, is payable semi-annually in arrears for the period until the third anniversary of the closing of the issue of the Notes, then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes.

If the Initial Charter is terminated by Chevron, Frontline, acting on our behalf, will provide all technical management services and will attempt to find an acceptable replacement charter for our Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or re-charter of our Vessel. The Manager’s ability to obtain an acceptable replacement charter, to sell  or re-charter our Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of our Vessel compared with other vessels available at the time.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tanker. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our Vessel may operate or is registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

Our Vessel is subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private entities each of which may have unique requirements. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses and certificates for the operation of our tanker. Our failure to maintain necessary permits, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of our Vessel.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. Our charterer, Chevron, is required to maintain operating standards for our Vessel that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our tanker. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Under IMO regulations, in order to trade in ports of IMO member nations, a newbuild tanker of 5,000 dwt or above must be of double hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

●	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;
●	commences a major conversion or has its keel laid on or after January 6, 1994; or
●	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Since the enactment of these regulations, the IMO has accelerated the timetable for the phase-out of single hull oil tankers.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year for Phase Out

Category 1 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks;
April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982.

Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements; and
Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1977 or earlier;
2005 for ships delivered after April 5, 1977 but before January 1, 1978;
2006 for ships delivered in 1978 and 1979;
2007 for ships delivered in 1980 and 1981;
2008 for ships delivered in 1982;
2009 for ships delivered in 1983; or
2010 for ships delivered in 1984 or later.

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase out date in accordance with the above schedule. Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of our Vessel in 2015 or the 25th anniversary of their delivery. Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

The MEPC, in October 2004, adopted a unified interpretation of regulation 13G that clarified the date of delivery for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

●	the oil tanker conversion was completed before July 6, 1996;

●
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

●
the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

●	crude oils having a density at 15єC higher than 900 kg/m3;

●	fuel oils having either a density at 15єC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

●	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15єC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007, or, in the absence of a contract, for which the keel is laid on or after February 1, 2008.

Because our Vessel is of double hull construction, it is not subject to the current phase-out regulations of the IMO.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that our Vessel is compliant in all material respects with current Annex VI regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding, nitrogen oxide and sulfur oxide emissions standards that will enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur oxide emission cap reduced initially from 4.50% to 3.50% beginning January 1, 2012 and then reduced progressively to 0.50% by January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine  engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards. The United States ratified the Annex VI amendments in October 2008, thereby rendering U.S. air emissions standards equivalent to IMO requirements. The directive 2005/33/EU effective from January 1, 2010 ban the use of fuel oils containing more than 0.1% sulphur by mass by any merchant vessel whilst at berth in any EU country. This will incur extra cost and some minor modification of fuel supply system and machinery. Initial investigation has verified that compliance can be achieved by modest investment, purchase of LS fuel and alteration of operating procedures.

Safety Requirements

The IMO has also adopted the SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that our Vessel is in material compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for our Vessel where the certificates are required by the IMO. The document of compliance (“DOC”) and ship management certificate (“SMC”) are renewed every five years but DOC is subject to audit verification annually and the SMC every 2.5 years.

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention implemented regulations calling for a phased introduction of mandatory ballast water exchange requirements (beginning in November 2009) to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. To date there has not been sufficient adoption of this standard for it to take force.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. The exteriors of vessels constructed prior to January 1, 2003 that have not been in dry-dock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. We are in compliance with the Anti-fouling Convention.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.632000 SDR per U.S. dollar on April 7, 2009. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common laws govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

United States Requirements

In 1990, the United States Congress enacted the U.S. Oil Pollution Act of  1990, or OPA, to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

●	natural resource damages and related assessment costs;

●	real and personal property damages;

●	net loss of taxes, royalties, rents, profits and earnings capacity;

●	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

●	loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,000 per gross ton or $22.0 million per single hull tanker, and $1,900 per gross ton or $16.0 million per double hull tanker, respectively. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. On October 17, 2008, the U.S. Coast Guard regulatory requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above. The increased amounts became effective on January 15, 2009. U.S. Coast Guard regulations currently require evidence of financial responsibility in the amount of $3,300 per gross ton for a single hull tanker or $2,200 per gross ton for a double hull tanker, coupling the OPA limitation on liability of $3,000 per gross ton for a single hull tanker, or $1,900 per gross ton for a double hull tanker, respectively, with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for our Vessel as required.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

●	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case” discharge;

●	describe crew training and drills; and

●	identify a qualified individual with full authority to implement removal actions.

We have obtained a vessel response plan approved by the U.S. Coast Guard for our Vessel for its operations in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The District Court’s decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008.

In response to the invalidation and removal of the EPA’s vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), which we refer to as Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as our Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types, including tankers, that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels.

On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008. This date was further postponed until February 6, 2009 by the District Court. Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the “eNOI” electronic filing interface will become operational. Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP.

Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel’s complete NOI. Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our Vessel is a Regulated Vessel, and we intend to submit a NOI as soon after June 19, 2009 as practicable.

Owners and operators of vessels visiting U.S. waters will be required to comply with this VGP program or face penalties. This could require the installation of equipment on our Vessel to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our Vessel from entering U.S. waters. In addition, pursuant to Section 401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our Vessel is subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessel that operates in such port areas with restricted cargoes is equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our Vessel operating in covered port areas is already equipped with vapor recovery systems that satisfy these existing requirements. As referenced above, the amended Annex VI to the IMO’s MARPOL Convention, which addresses air pollution from ships, was ratified by the United States on October 9, 2008 and entered into force domestically on January 8, 2009. Previously, the state of California had adopted stringent air emissions requirements for ocean-going vessels that were held by a federal court in February 2008 to be preempted by the federal Clean Air Act and thus invalidated. In response, on July 24, 2008, the California Air Resources Board of the State of California, or CARB, then adopted  clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations, while avoiding explicit regulation of emissions, require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. California is also requesting EPA to grant it a waiver under the Clean Air Act to enforce the California vessel emission standards that were invalidated. More legal challenges are expected to follow. If EPA grants the California waiver request or if CARB prevails and the new fuel content regulations go into effect as scheduled on July 1, 2009, our vessel would be subject to the CARB requirements if they were to travel within such waters. The new California regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the United States and Canada jointly requested IMO on March 27, 2009 to designate the area extending 200 miles from their territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas under the Annex VI amendments. If approved by IMO, more stringent emissions standards similar to the new CARB regulations would apply in the Emissions Control Areas that would cause us to incur further costs.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. The U.S. Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil). Mid-ocean ballast exchange is the primary method for compliance with the U.S Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. In April 2008 the U.S. House of Representatives passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For instance, the state of California has recently enacted legislation extending its ballast water management program to regulate the management of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Michigan’s ballast water management legislation mandating the use of various techniques for ballast water treatment was upheld by the federal courts. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

Other Regulations

European Union Tanker Regulations

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation, which was amended in October 2003, that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The European Union has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over  15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful life of our Vessel and our ability to generate income from it. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the Attorneys General from 16 states and a coalition of environmental groups in April 2008 filed a petition for a writ of mandamus, or petition, with the DC Circuit Court of Appeals, or the DC Circuit, to request an order requiring the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Although the DC Circuit denied the petition in June 2008, EPA then published an Advanced Notice of Proposed Rulemaking soliciting comments on whether greenhouse gas emissions should be regulated under the Clean Air Act. Climate change initiatives will also be considered by the U.S. Congress in this session. Any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

●
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a ship’s hull;

●
a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our Vessel is in compliance with applicable security requirements.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in-class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

●
Annual Surveys. For oceangoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

●
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

●
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull and machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Our Vessel is periodically drydocked. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies. Our Vessel is certified as being “in-class” by a recognized classification society.

Risk of Loss and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labor strikes and other circumstances or events. Pursuant to the Initial Charter, our Vessel may be operated through out the world in any lawful trade for which our Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including our Vessel.

Under the Initial Charter, Chevron is entitled to self-insure against marine and war risks relating to our Vessel and against protections and indemnity risks relating to our Vessel during the term of the Initial Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

Chevron will, pursuant to the Initial Charter, indemnify us from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. Chevron, will also indemnify us to the extent losses, damages or expenses are incurred by us relating to oil or other pollution damage as a result of the operation of our Vessel by Chevron.

C.  Organizational Structure

As described above and also in Item 7 “Major Shareholders and Related Party Transactions”, we are a wholly-owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of CalPetro Holdings Limited. CalPetro Holdings Limited is a wholly-owned subsidiary of ITC. ITC is a wholly-owned subsidiary of ITCL and 82.47% of the common shares of ITCL are owned by Frontline.

D.  Property, Plants and Equipment

Other than our Vessel described above, we do not have any property.

Item 4A.  UNRESOLVED STAFF COMMENTS

None.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 “Selected Financial Data” and the Company’s audited Financial Statements and Notes thereto included herein.

Our Vessel has been chartered to Chevron under a bareboat charter which provides:

a)	charterhire payments sufficient to pay, so long as the Initial Charter is in effect:
i.	the obligations under the loans for acquiring our Vessel,
ii.	management fees and technical advisor’s fees,
iii.	recurring fees and taxes, and
iv.	any other costs and expenses incidental to the ownership and chartering of our Vessel;

b)
termination payments sufficient to make sinking fund and interest payments on the Term Loans, to the extent allocable to our Vessel for which the related Charter has been terminated, for at least two years following any such termination, during which time our Vessel may be sold or re-chartered; and

c)
that our Vessel will be maintained in accordance with the good commercial maintenance practices required by the Initial Charter and to arrange for vessel management and remarketing services to be available in case the Initial Charter is terminated by Chevron, or our Vessel is for any other reason returned to our possession and use.

Our Vessel is initially chartered to Chevron for a term expiring on April 1, 2015, subject to Chevron’s right to terminate the Initial Charter on April 1, 2011. As of May 20, 2009, no notice had been received from Chevron regarding the termination of the Charter.

Market Overview and Trend Information

Time Charter Equivalent, or TCE, earnings for Suezmaxes were at their peak in the second quarter of 2008 when they reached a high of approximately $92,000 per day and despite the volatility experienced in the tanker market more or less throughout the year, the first, third and fourth quarters also managed to deliver more than satisfactory results. Rates increased from approximately $40,000 per day in the beginning of the first quarter to approximately $85,000 per day before entering the second quarter.  Although the current financial crisis had started to become a reality for most industries in the fourth quarter, Suezmax owners remained largely untouched and thus managed to deliver results only comparable with the strong year of 2004. Average earnings for double hull Suezmaxes in 2008 was in excess of $70,000 per day according to industry sources.

In the first half of 2008, the tanker market benefited from the following factors:

●	The National Iranian Tanker Company tied up an estimated 12 to 14 VLCCs for storage as there was low demand for Iranian crude oil;

●	Strong demand from the Chinese in connection with the 2008 Olympic Games;

●	Number of port strikes during 2008, including in France, contributed to a tighter tonnage list;

●
Total ton-mile growth for the US, China, Japan and Korea was, according to industry sources, approximately 7.3%, increasing from just below 14,000 miles in the first quarter of 2007 to approximately 15,000 miles in the first quarter of 2008.

During the second half of 2008, the decreased production of crude oil by OPEC was one of the major factors impacting the tanker market. The oil price in 2008 averaged at $98.70 per barrel, peaking at a record high of $143 per barrel on July 11 and a low of approximately $38 per barrel by the end of December. As crude oil prices and world demand for petroleum products decreased throughout the second half of 2008, OPEC production was reduced.

Average OPEC production is estimated at 31.24 million barrels per day in 2008 according to IEA’s April 2009 report. The expected 2009 OPEC production output figure has not yet been published by the IEA, however, they reported a first quarter 2009 OPEC production of 28.33 million barrels per day, which is a decrease of approximately four million barrels per day year-on-year.

The IEA further estimates that average world oil demand was 85.8 million barrels per day in 2008, a 0.3% decrease from 2007. For 2009, a decrease in world oil demand of 2.8% or 2.4 million barrels per day is forecast.

The tanker market benefited from “contango” in the oil price during 2008. This is a market condition where the future oil price is higher than the current price. At the end of October 2008, the spread between the current and future oil price widened making it profitable for oil companies and traders to store crude oil. Consequently, the demand for storage services increased, predominantly in the Atlantic basin but also in the Arabian Gulf. The spot market at that time was approximately $50,000 per day. Since then, approximately 40 ships were chartered either for straight storage or voyages followed by storage, with rates ranging from $55,000 to $85,000 per day.

Throughout 2008, there was a continued trend among oil companies to discriminate against single hull tankers due to their decreasing territory allowance and increasing probability of inspection.

Bunkers followed the movements in the oil market closely in 2008. The lowest bunker price in Fujairah was quoted at the end of December at $206.50 per metric ton while the highest was quoted in mid-July at $756.5 per metric ton. The average bunker price in 2008 was approximately $508 per metric ton.

According to figures released in April 2009 by The International Monetary Fund, or IMF, the World Trade Volume had a 3.3% increase in 2008. However, the IMF forecast that the World Trade Volume will see a decline of 11% in 2009. Furthermore, world GDP increased by 3.2% in 2008 and is forecast to decline by 1.3% throughout 2009. In 2008, the U.S had a 1.1% growth in the GDP, which is estimated to decline by 2.8% throughout 2009. China's 2008 GDP increased by 9% year-on-year, and is forecast to have a 6.5% increase in 2009. Negative growth is expected in Europe and Japan while emerging markets and developing countries will experience a continued decrease in their growth figures.

In 2008, the total Suezmax fleet increased by 3.7% to 351 vessels. 13 new vessels were delivered to owners and 36 new orders were made. The total orderbook amounted to 168 vessels at the end of the year, which represented approximately 48% of the existing fleet.

Throughout 2009, it is estimated that 72 new Suezmaxes will enter the market including 18 in the first quarter. This substantial amount of new tonnage will be cushioned, to some extent, by the expected phase out program of single hull vessels. Further cancellations and delays in deliveries of newbuildings are also expected.

Operating results

Year ended December 31, 2008 compared with the year ended December 31, 2007

Total Revenues

(in thousands of $)	2008	2007	% Change
Finance lease interest income	1,856	2,075	(11)%

Revenue comes in the form of charterhire from Chevron which is then allocated between capital and interest. Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest allocated to the finance lease.

Expenses

(in thousands of $)	2008	2007	% Change
Interest expense	1,843	2,098	(12)%
Amortization of deferred charges	19	20	(5)%

Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year. The Company amortizes the deferred charges over the life of the Term Loans on a straight line basis.

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

Expenses

(in thousands of $)	2007	2006	% Change
Interest expense	2,098	2,352	(11)%
Amortization of deferred charges	20	26	(23)%

Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year. The Company amortizes the deferred charges over the life of the Term Loans.

Liquidity and Capital Resources

As of December 31, 2008, revenues from the Initial Charter were sufficient to pay our obligations under the Term Loans. Chevron may elect to terminate the Initial Charter on April 1, 2011. If the Initial Charter is terminated by Chevron, the Manager, acting on our behalf, will attempt to find an acceptable replacement charter for our Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or re-charter of our Vessel. The Manager’s ability to obtain an acceptable replacement charter, to sell our Vessel or re-charter our Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of our Vessel compared with other vessels available at the time.

As of May 20, 2009, no notice had been received from Chevron regarding the termination of the Charter.

Off-balance Sheet Arrangements

None.

Tabular disclosure of Contractual Obligations

As at December 31, 2008, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Term Loans (8.52%)	2,984	5,968	5,968	5,970	20,890
Interest payable	1,653	2,543	1,526	509	6,231
Total contractual obligations	4,637	8,511	7,494	6,479	27,121

Interest is payable on the Term Loans at a fixed rate of 8.52% until maturity.

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18-Financial Statements of this Annual Report. The most critical accounting policy is financing lease and revenue recognition.  As the lease has been classified as a finance lease, the minimum lease payments (net of amounts representing estimated executory costs including profit thereon) plus the unguaranteed residual value are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard No. 157, Fair Value Measurements, (“FAS 157”), and is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reported entity and the reported entities own assumptions about market participant assumptions developed based on the best information available in the circumstances. In February 2008, the FASB issued a staff position that delays the effective date of FAS 157 for certain nonfinancial assets and liabilities to fiscal years beginning on or after November 15, 2008. The Company's adoption of FAS 157 did not have a material effect on the financial statements. Adoption of the delayed provisions of FAS 157 is not expected to have a material effect on the Company's financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 allows  entities to choose to measure many financial instruments and certain other items at fair value, with unrealized gains and losses related to these financial instruments being reported in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company's adoption of this statement did not have a material effect on the financial statements.

In December 2007, the FASB issued Statements No. 141(R), Business Combinations, (“FAS 141(R)”), and No. 160 Noncontrolling Interests in Consolidated Financial Statements, (“FAS 160”). Together these statements can affect the way companies account for future business combinations and noncontrolling interests. FAS 141(R) requires, amongst other changes, recognition of subsequent changes in the fair value of contingent consideration in the Statement of Operations rather than against Goodwill, and transaction costs to be recognized immediately in the Statement of Operations. FAS 160 clarifies the classification of non controlling interests (i.e. minority owners' interests in subsidiaries) in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such non controlling interests. In particular the minority owners' interest in subsidiaries should be presented in the consolidated balance sheet within equity, but separate from the parent's equity. Similarly the amount of net income attributable to the parent and to the minority interest be clearly identified and presented on the consolidated statement of income. Both FAS 141(R) and FAS 160 are effective for transactions completed in fiscal years beginning after December 15, 2008. Adoption of FAS 141(R) and FAS 160 by the Company in the financial statements beginning January 1, 2009 is not expected to have a material effect on the Company's financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). This standard amends and expands the disclosure requirements of FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and is effective for fiscal years beginning after November 15, 2008. FAS 161 requires enhanced disclosures that better convey the purpose of an entity's derivative and hedging activities in terms of the risk it intends to manage. In addition to other disclosure requirements, the statement requires disclosure of the reasons for holding or issuing derivative instruments in the context of its overall risk exposure. The Company's adoption of FAS 161 is not expected to have a material effect on the Company's financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162, The Hierarchy of Generally Accepted Accounting Principles, (“FAS 162”). This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Adoption of FAS 162 is not expected to have a material effect on the Company's financial statements.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name	Age	Position
Tor Olav Trøim	46	Director and President
Kate Blankenship	44	Director and Secretary
John Killip	64	Director

Tor Olav Trøim has been a director of the Company since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director of ITCL, Seadrill Limited, Golden Ocean Group Limited, Golar LNG Limited, Aktiv Kapital ASA, Marine Harvest Group and as an alternate director of Frontline Ltd.

Kate Blankenship has been a director of the Company since October 31, 2001. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003.  Mrs. Blankenship has served as a director of ITCL since February 2008, Golar LNG Limited since July 2003 and Golden Ocean Group Limited since November 2004. Mrs. Blankenship has served as a director of Seadrill Limited since May 2005. She is a member of the Institute of Chartered Accountants in England and Wales.

John Michael Killip has been a non-executive Isle of Man resident director of the Company since October 31, 2001. Mr. Killip is a manager with Equity Limited, the corporate service provider owned by Cains Advocates Limited, Isle of Man, who are legal advisers to the Company and as such are entities to change for professional advice and services. He has been in a managerial capacity with Cains Advocates Limited/Equity Limited for over 18 years.

B.  Compensation

During the year ended December 31, 2008, we paid no compensation to our directors and officers.

C.  Board Practices

The directors have no fixed date of expiry of their term of office. The details of their service are shown above. The directors have no entitlement to any benefits on termination of their office.

We have neither an audit nor a remuneration committee.

D.  Employees

We do not have any employees involved in the management of our Vessel.

Frontline is our Manager as described below in Item 7 “Major Shareholders and Related Party Transactions – Related Party Transactions”.

E.  Share Ownership

The directors of the Company have no share ownership in the Company and do not have any arrangement that involves the issue or grant of securities of the Company.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 20, 2009, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

Class of	Name and address of	Number of	Percent
Shares	Beneficial Owners	Shares	of Class
Unclassified common shares	California Tankers Investment Limited (1)	2	100%

[1]
The issued and outstanding shares of the Company are owned by California Tankers Investment Limited. All of the issued and outstanding shares of California Tankers Investment Limited are owned by CalPetro Holdings Limited. All of the issued and outstanding shares of CalPetro Holdings Limited are owned by Independent Tankers Corporation. All of the issued and outstanding shares of Independent Tankers Corporation are owned by Independent Tankers Corporation Limited, which is 82.47% owned by Frontline Ltd.

All the issued and outstanding shares of our capital stock have been pledged by us to California Petroleum Transport Corporation, or CPTC, pursuant to the stock pledge agreement between us and CPTC and are being held by the Bank of New York, formerly the Chase Manhattan Trust Company of California and JP Morgan Chase, or the Collateral Trustee, as part of the collateral for the Notes. ITC has full voting control over us subject to the rights of the Collateral Trustee.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

As discussed in Item 4 “Information on the Company”, Frontline, our ultimate parent, is also our Manager. Under the Management Agreement, Frontline is entitled to a management fee and a technical advisor’s fee.

Under the terms of the Management Agreement, the management fee consists of an annual fee of $13,625 for each Vessel, along with an additional annual fee of $3,000 covering all four Vessels. The technical advisor’s fee consists of an annual fee of $10,000 for each Vessel, payable semi-annually in arrears. Both the management fee and the technical advisor’s fee, which we jointly refer to as the Management Fee, is payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes.

In addition, the technical advisor is entitled to be reimbursed for the fees, costs and expenses of conducting periodic inspections of our Vessels.

Pursuant to a designated representative agreement, CalPetro Holdings Limited was appointed to represent California Petroleum as its designated representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Commission. The fee payable to such designated representative during the initial three year period described above was $15,000 per annum with a four percent increase on each subsequent anniversary of the closing of the issue of the Notes.

Management fee expenses and management fee payable for the year ended and as of December 31, 2008, 2007 and 2006 are as follows:

(in thousands of $)	2008	2007	2006
Management fee expenses	43	41	40
Management fee payable	21	10	10

Item 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements” below.

Legal Proceedings

To the best of the Company’s knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on the Company’s financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

The Company does not pay dividends.

B. Significant Changes

None.

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

Directors may be interested in Company transactions but such interest should be disclosed to the other directors prior to agreement by the board or Company meeting as appropriate. The director concerned may not vote on the transaction. The directors have discretionary powers to borrow on behalf of the Company subject to the limits as set out in the Memorandum of Association. There are no stated age limits for directors and directors need not be stockholders. They do not retire by rotation.

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

D.  Exchange Controls

The Company was registered under the Isle of Man Income Tax (Exempt Companies) Act, May 1994, or the Exempt Companies Act. Interests in the Registered Securities may be freely transferred among non-residents of the Isle of Man under Isle of Man Law. There are no Exchange Control regulations in the Isle of Man.

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

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report may be inspected at the our principal executive offices at 15-19 Athol Street, Douglas, Isle of Man IM1 1LB or at the offices of our Manager at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

I.  Subsidiary Information

Not applicable.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2008 is as follows:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable on April 1 and October 1 of each year. Principal is repayable on the Term Loans in accordance with a remaining 10-year sinking fund schedule.

The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the allocated principal amount of the Term Loans following termination of the related Initial Charter on last termination date.

Scheduled payment date (in thousands of $)	Initial Charter not terminated $’000	Initial Charter terminated 2011 $’000
April 1, 2009	2,984	2,984
April 1, 2010	2,984	2,984
April 1, 2011	2,984	2,984
April 1, 2012	2,984	1,090
April 1, 2013	2,984	1,180
April 1, 2014	2,984	1,280
April 1, 2015	2,986	8,388
	20,890	20,890

As at May 20, 2009, no termination notice had been received from Chevron for the Initial Charter.

(b) Qualitative information about market risk

We were organized for the purpose of acquiring and chartering our Vessel, which is currently on a bareboat charter until 2015 subject to certain termination options. We have no sources for the payment of the principal of, and the interest on, the Notes except for the Restricted Cash accounts held by the Trustee. Accordingly, our ability to pay debt service on the Notes is wholly dependent upon our financial condition, results of operation and cash flows from our Vessel’s operation. As such, we believe that we are not exposed to any material market risk.

There is a concentration of credit risk with respect to Restricted Cash to the extent that all of the amounts are invested with The Bank of New York Mellon.

There is a concentration of credit risk due to the fact that the sole source of charter income is Chevron Transport Corporation. The Company does not consider this is a significant risk.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
               USE OF PROCEEDS

None.

Item 15(T).  CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2008, the end of the period covered by this annual report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

(b)  Management’s annual report on internal controls over financial reporting

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2008. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2008.

This annual report does not include an attestation report of the Company’s current registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s current registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

(c)	Changes in internal controls over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our equity is neither listed nor publicly traded. The equity is held by one beneficial holder. Our obligations toward our bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly our board of directors has determined that the role played by an audit committee would have no applicability to us and we do not have any audit committee. The functions of the audit committee are performed by the full board of directors.

Item 16B. CODE OF ETHICS

Our equity is neither listed nor publicly traded. The equity is held by one beneficial holder. Our obligations toward our bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly our board of directors has determined that the role played by a code of ethics would have no applicability to us and we have not adopted a code of ethics.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2008 was PricewaterhouseCoopers AS and for 2007 was Grant Thornton LLP, New York. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS and Grant Thornton LLP. Fees in the 2008 column relate to services provided by PricewaterhouseCoopers AS and fees in the 2007 column relate to services provided by Grant Thornton LLP.

(in thousands of $)	2008	2007

Audit fees (a)	25	25
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	25	25

a)	Audit Fees
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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to Item 16A above.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 13, 2008, the Company’s board of directors, or the Board, approved the engagement of PricewaterhouseCoopers AS, or PricewaterhouseCoopers, as the Company’s independent registered public accounting firm for the year ending December 31, 2008. The Board determined not to renew the engagement of Grant Thornton LLP, or Grant Thornton, the Company’s independent registered public accounting firm for the year ending December 31, 2007. The Board determined to engage PricewaterhouseCoopers in order to realize economies and efficiencies, since PricewaterhouseCoopers acts as the independent registered public accounting firm for Frontline Ltd., the ultimate parent of the Company, and other companies connected with the Company.

The reports of Grant Thornton on the financial statements of the Company as of December 31, 2007 and 2006 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended December 31, 2007 and 2006, and through the period ended August 13, 2008, there were no disagreements with Grant Thornton on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the matter of such disagreements in their reports.

The Company has provided Grant Thornton with a copy of this report.

The Company engaged PricewaterhouseCoopers as its new independent registered public accounting firm as of August 13, 2008. During the Company’s two most recent fiscal years neither the Company nor anyone on its behalf has consulted with PricewaterhouseCoopers regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided by PricewaterhouseCoopers that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Item 16G.  CORPORATE GOVERNANCE

Not applicable.

PART III

Item 17.    FINANCIAL STATEMENTS

Not applicable.

Item 18.    FINANCIAL STATEMENTS

The following financial statements and notes, together with the report of PricewaterhouseCoopers AS and Grant Thornton LLP are filed as part of this annual report:

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
CalPetro Tankers (IOM) Limited

We have audited the accompanying balance sheet of CalPetro Tankers (IOM) Limited (the “Company”) as of December 31, 2008 and the related statements of operations and retained earnings, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2007 and for the two years then ended were audited by other auditors whose report dated June 20, 2008 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (IOM) Limited  as of December 31, 2008 and the results of its operations and cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
May 20, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CalPetro Tankers (IOM) Limited

We have audited the accompanying balance sheet of CalPetro Tankers (IOM) Limited (the “Company”) as of December 31, 2007 and the related statements of operations and retained earnings, and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (IOM) Limited as of December 31, 2007 and the results of its operations and cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

New York, New York
June 20, 2008

CalPetro Tankers (IOM) Limited
Statements of Operations and Retained Earnings for the years ended December 31, 2008, 2007 and 2006
(in thousands of $)

	2008	2007	2006
Operating revenues
Finance lease interest income	1,856	2,075	2,378
Total operating revenues	1,856	2,075	2,378
Operating expenses
General and administrative expenses	(116)	(123)	(110)
Total operating expenses	(116)	(123)	(110)
Net operating income	1,740	1,952	2,268
Other income (expenses)
Interest income	28	47	63
Interest expense	(1,843)	(2,098)	(2,352)
Amortization of deferred charges	(19)	(20)	(26)
Net other expenses	(1,834)	(2,071)	(2,315)
Net loss	(94)	(119)	(47)

Retained earnings at the start of the year	1,274	1,393	1,440
Retained earnings at the end of the year	1,180	1,274	1,393

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (IOM) Limited
Balance Sheets as of December 31, 2008 and 2007
(in thousands of $)

	2008	2007

ASSETS
Current assets:
Restricted cash	1,855	1,865
Current portion of net investment in finance lease	3,098	3,097
Interest receivable	417	481
Other current assets	-	7
Total current assets	5,370	5,450
Net investment in finance lease, less current portion	17,055	20,092
Deferred charges	150	169
Total assets	22,575	25,711

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accrued interest	445	509
Current portion of long-term debt	2,984	2,984
Other current liabilities	59	53
Total current liabilities	3,488	3,546
Long-term debt	17,906	20,890
Total liabilities	21,394	24,436

Stockholder’s equity:
Unclassified stock: 2 shares of $500 par value	1	1
Retained earnings	1,180	1,274
Total stockholder’s equity	1,181	1,275
Total liabilities and stockholder’s equity	22,575	25,711

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (IOM) Limited
Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
(in thousands of $)

	2008	2007	2006

Net loss	(94)	(119)	(47)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred charges	19	20	26
Changes in assets and liabilities:
Interest receivable	64	64	63
Other current assets	7	1	(2)
Accrued interest payable	(64)	(63)	(64)
Other current liabilities	6	8	18
Net cash used in operating activities	(62)	(89)	(6)

Investing activities:
Finance lease payments received	3,036	3,070	3,020
Maturity (placement) of restricted cash	10	3	(30)
Net cash provided by investing activities	3,046	3,073	2,990

Financing activities:
Repayments of debt	(2,984)	(2,984)	(2,984)
Net cash used in financing activities	(2,984)	(2,984)	(2,984)
Net increase in cash and cash equivalents	-	-	-
Cash and cash equivalents at start of the year	-	-	-
Cash and cash equivalents at end of the year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	1,907	2,161	2,415

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements

1.  DESCRIPTION OF BUSINESS

Calpetro Tankers (IOM) Limited (”the Company”) was incorporated in the Isle of Man on May 13, 1994 with three other entities: CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas III) Limited, each of which was incorporated in the Bahamas. These entities (the “Owners”) were organized as special purpose companies for the purpose of acquiring one of four oil tankers (each a “Vessel”, together the “Vessels”) from Chevron Transport Corporation (“Chevron”) which were concurrently chartered on long-term charter agreements back to Chevron.

The Company along with CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited,  and CalPetro Tankers (Bahamas III) Limited are wholly-owned by California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation (“ITC”), a Cayman Islands company. ITC is wholly owned by Independent Tankers Corporation Limited, a Bermuda company (“ITCL”), which is 82.47% owned by Frontline Ltd (“Frontline”), a publicly listed Bermuda company.

California Petroleum Transport Corporation (“California Petroleum” or “CPTC”), a Delaware corporation, acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes (the “Serial Notes”) and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (the “Term Notes”)  (together the “Notes”). The Serial Notes were fully repaid April 1, 2006. The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of their Vessels from Chevron. The Company allocated $51,830,000 of the Serial Loans and $29,842,000 of the Term Loans and acquired its Vessel, the Sirius Voyager. The Company engages in no business other than the ownership and Initial Chartering of its Vessel and activities resulting from or incidental to such ownership and chartering.

The Company’s only source of funds with respect to the Term Loans is payments from Chevron, including the Termination Payment. The Company does not have any other source of funds for payment of the Term Loans.

2.  ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financing lease and revenue recognition
The long-term charter agreement between the Company and Chevron transfers to Chevron all the risks and rewards associated with ownership, other than legal title, and contains a bargain purchase option. As such, it is classified as a direct financing lease in accordance with Statement of Financial Accounting Standards No. 13.

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements

Accordingly, the present value of the minimum payments under the charter agreement is recorded as the gross investment in the finance lease. The difference between the gross investment in the finance lease and the cost of the Vessel is recorded as unearned income which is amortized to income over the life of the charter agreement to produce a constant periodic rate of return on the net investment in the finance lease.

Interest payable recognition
Interest payable on the Term Loans is accrued on a daily basis.

Deferred charges
Deferred charges comprise expenses incurred in connection with the structuring of the financing transactions and issuance of debt. Such expenses are being amortized over the life of the debt on a straight line basis, which is not materially different to the effective interest rate method.

Taxation
The Company is exempt from United States Federal, State and Local income taxes on its interest income and has been granted exemptions from the statutory 18% tax on profits required to be assessed against Isle of Man companies.

Reporting and functional currency
The reporting currency is United States dollars. The functional currency is United States dollars.

Financial Instruments
In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including long-term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

3.  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard No. 157, Fair Value Measurements, (“FAS 157”), and is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reported entity and the reported entities own assumptions about market participant assumptions developed based on the best information available in the circumstances. In February 2008, the FASB issued a staff position that delays the effective date of FAS 157 for certain nonfinancial assets and liabilities to fiscal years beginning on or after November 15, 2008. The Company's adoption of FAS 157 did not have a material effect on the financial statements. Adoption of the delayed provisions of FAS 157 is not expected to have a material effect on the Company's financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 allows  entities to choose to measure many financial instruments and certain other items at fair value, with unrealized gains and losses related to these financial instruments being reported in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company's adoption of this statement did not have a material effect on the financial statements.

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements

In December 2007, the FASB issued Statements No. 141(R), Business Combinations, (“FAS 141(R)”), and No. 160 Noncontrolling Interests in Consolidated Financial Statements, (“FAS 160”). Together these statements can affect the way companies account for future business combinations and noncontrolling interests. FAS 141(R) requires, amongst other changes, recognition of subsequent changes in the fair value of contingent consideration in the Statement of Operations rather than against Goodwill, and transaction costs to be recognized immediately in the Statement of Operations. FAS 160 clarifies the classification of non controlling interests (i.e. minority owners' interests in subsidiaries) in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such non controlling interests. In particular the minority owners' interest in subsidiaries should be presented in the consolidated balance sheet within equity, but separate from the parent's equity. Similarly the amount of net income attributable to the parent and to the minority interest be clearly identified and presented on the consolidated statement of income. Both FAS 141(R) and FAS 160 are effective for transactions completed in fiscal years beginning after December 15, 2008. Adoption of FAS 141(R) and FAS 160 by the Company in the financial statements beginning January 1, 2009 is not expected to have a material effect on the Company's financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). This standard amends and expands the disclosure requirements of FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and is effective for fiscal years beginning after November 15, 2008. FAS 161 requires enhanced disclosures that better convey the purpose of an entity's derivative and hedging activities in terms of the risk it intends to manage. In addition to other disclosure requirements, the statement requires disclosure of the reasons for holding or issuing derivative instruments in the context of its overall risk exposure. The Company's adoption of FAS 161 is not expected to have a material effect on the Company's financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162, The Hierarchy of Generally Accepted Accounting Principles, (“FAS 162”). This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Adoption of FAS 162 is not expected to have a material effect on the Company's financial statements.

4.  RESTRICTED CASH

The restricted cash accounts were established and are maintained by The Bank of New York Mellon (formerly the Chase Manhattan Trust Company of California and JPMorgan Chase) as the collateral trustee who maintains the accounts as collateral agent for the equal and ratable benefit of the holders of the Term Notes. Charterhire payments are deposited into a revenue account and these funds can only be used to fund the principal and interest due on the Term Notes and any operating costs in relation to operating the Owners.

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements

5.  FINANCE LEASE

The Company has chartered its Vessel on a long term bareboat charter (the “Charter”) to Chevron Transport Corporation (“Chevron”) which has a term expiring on April 1, 2015 subject to Chevron’s right to terminate the Initial Charter on certain specified dates. Chevron did not elect to terminate the Charter on the first three specified dates April 1, 2005, April 1, 2007, and April 1, 2009. The remaining specified date is April 1, 2011. For the remaining optional termination date a non-binding notice of the intention to exercise the option to terminate the Charter must be given at least twelve months in advance, with irrevocable notice to be given seven months prior to the termination date. Chevron is required to pay the Company termination payments (the “Termination Payment”) of $7.88 million on or prior to the remaining termination.

Chevron has the option to purchase the Vessel for $1 on April 1, 2015 provided the Initial Charter is still in place. As at May 20, 2009, no termination notice had been received from Chevron for the Charter.

The following schedule lists the components of the net investment in finance lease:

(in thousands of $)	2008	2007
Total minimum lease payments to be received	26,045	31,001
Less: unearned income	(5,892)	(7,812)
Net investment in finance lease	20,153	23,189
Less: current portion	(3,098)	(3,097)
	17,055	20,092

Lease revenues under the charter agreement for each of the succeeding years are as follows:

(in thousands of $)
Year ending December 31,
2009	4,701
2010	4,447
2011	4,193
2012	3,939
2013	3,684
2014 and later	5,082
Total minimum lease revenues	26,046

6.  DEFERRED CHARGES

(in thousands of $)	2008	2007
Debt arrangement fees	1,006	1,006
Accumulated amortization	(856)	(837)
	150	169

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements

7.  DEBT

(in thousands of $)	2008	2007
8.52% Term Loans due 2015	20,890	23,874
Less: current portion	(2,984)	(2,984)
	17,906	20,890

The outstanding debt as of December 31, 2008 is repayable as follows:

(in thousands of $)
Year ending December 31,
2009	2,984
2010	2,984
2011	2,984
2012	2,984
2013	2,984
2014 and later	5,970
Total debt	20,890

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1 each year. Principal is repayable on the Term Loans in accordance with a remaining seven year sinking fund schedule. The Term Loans notes include certain covenants such as restriction on the payment of dividends and making additional loans or advances to affiliates.  At December 31, 2008, the Company was in compliance with these covenants.

If an Initial Charter is terminated, the scheduled mandatory sinking fund payments on the Term Loans will be revised so that the allocated principal amount of the Term Loans for the related Vessel will be redeemed on the remaining sinking fund redemption dates on a schedule that approximates level debt service with an additional principal payment on the maturity date of $7.88 million.

The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates. The Company did not receive any notification from the Initial Charter of their intention to terminate the Charter on April 1, 2005, April 1, 2007 or April 1, 2009; therefore the Charter remains in place with the remaining Optional Termination Date being  April 1, 2011.

Scheduled payment date (in thousands of $)	Charter not terminated $’000	Charter terminated 2011 $’000
April 1, 2009	2,984	2,984
April 1, 2010	2,984	2,984
April 1, 2011	2,984	2,984
April 1, 2012	2,984	1,090
April 1, 2013	2,984	1,180
April 1, 2014	2,984	1,280
April 1, 2015	2,986	8,388
	20,890	20,890

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation’s right, title and interest in and to the collateral.

8.           SHARE CAPITAL

(in $)	2008	2007
Authorized share capital:
2 shares of $500 each	1,000	1,000

Issued and outstanding share capital:
2 shares of $500 each	1,000	1,000

9.           FINANCIAL INSTRUMENTS

Fair values
The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2008 and 2007 are as follows:

(in thousands of $)	2008 Carrying value	2008 Fair value	2007 Carrying value	2007 Fair value

Restricted cash	1,855	1,855	1,865	1,865
8.52% Term Loans due 2015	20,890	23,934	23,874	25,647

The methods and assumptions used in estimating the fair values of financial instruments are as follows:

The carrying value of restricted cash is a reasonable estimate of fair value.

The estimated fair value for fixed rate debt, being the Term Loans, is based on quoted market prices.

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

There is a concentration of credit risk with respect to Restricted Cash to the extent that all of the amounts are invested with The Bank of New York Mellon.

There is a concentration of credit risk due to the fact that the sole source of charter income is Chevron Transport Corporation. The Company does not consider this a significant risk.

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements

10.     RELATED PARTY TRANSACTIONS

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

 Management fee expenses and management fee payable for the years ended and as of December 31, 2008, 2007, and 2006 are as follows:

(in thousands of $)	2008	2007	2006
Management fee expenses	43	41	40
Management fee payable	21	10	10

11.           COLLATERAL ARRANGEMENT

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

As at December 31, 2008, Chevron holds an option to purchase the Vessel for $1 on April 1, 2015 provided the Initial Charter is still in place.

SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (IOM) Limited

/s/  Kate Blankenship
Kate Blankenship
Director and Secretary

Date: May 20, 2009