Form 20-F
period 2010-12-31
CALPETRO TANKERS IOM LTD
filed 2011-06-24
CIK 923657

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December, 31, 2010

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, changes in world wide oil production and consumption and  storage, changes in the company's operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by CalPetro Tankers (IOM) Limited with the Securities and Exchange Commission, or Commission.

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

A.           Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2010, 2009 and 2008, and the selected balance sheet data with respect to the fiscal years ended December 31, 2010 and 2009, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the fiscal years ended December 31, 2007 and 2006, and the selected balance sheet data with respect to the fiscal years ended December 31, 2008, 2007 and 2006, have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
	2010	2009	2008	2007	2006
(in thousands of $, except share data)

Statement of operations data:
Total operating revenues	1,282	1,592	1,856	2,075	2,378
Net loss	(180)	(132)	(94)	(119)	(47)

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Total assets	16,151	19,380	22,575	25,711	28,869
Current portion of long-term debt	2,984	2,984	2,984	2,984	2,984
Long-term debt	11,938	14,922	17,906	20,890	23,874
Equity	869	1,049	1,181	1,275	1,394
Number of shares	2	2	2	2	2

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the offer and use of proceeds

Not applicable.

D.           Risk Factors

We are currently engaged in leasing a vessel that is involved in the transportation of crude oil and oil products. Our vessel the Sirius Voyager, or our Vessel, is currently operated under a bareboat charter, or the Initial Charter, to Chevron Transport Corporation, which we refer to as Chevron. The term of the Initial Charter expires on April 1, 2015. Chevron's final option to terminate the Charter on April 1, 2011 has passed. On April 1, 2015, Chevron has the option to purchase our Vessel for $1.

The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

If the tanker industry, which historically has been cyclical, is depressed in the future, our earnings and available cash flow may be adversely affected when the Initial Charter expires if Chevron does not exercise its purchase option

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, tanker capacity. Charter rates are still relatively low compared to the rates achieved in the years preceding the global financial crisis, and the recent upward trend in charter rates since the historical lows reached in 2009 may be short lived.  These factors may adversely affect the rates payable and the amounts we receive in respect of our Vessel on the expiration of the Initial Charter if Chevron does not exercise its purchase option and the charter rates payable under any renewal or replacement charter will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity. According to industry sources, in 2010, newbuilding orders for oil tankers increased from their relatively low levels in 2009.

The factors that influence demand for tanker capacity include:

•	supply and demand for oil and oil products;

•	global and regional economic and political conditions including developments in international trade and fluctuations in industrial and agricultural production;

•	regional availability of refining capacity;

•	environmental and other legal and regulatory developments;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;
•	currency exchange rates;
•	weather and acts of God and natural disasters, including hurricanes and typhoons;
•	competition from alternative sources of energy and for other shipping companies and other modes of transportation; and
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars;
The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;
•	the number of tanker newbuilding deliveries;

•	the scrapping rate of older tankers;

•	the successful implementation of the phase-out of single-hull tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;
•	price of steel and vessel equipment;

•	conversion of tankers other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous high levels

Charter rates in the tanker industry are volatile. We anticipate that future demand for our Vessel, and in turn our future charter rates, will be dependent upon economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates could have an adverse effect on our business, financial condition and results of operation when the Initial Charter expires if Chevron does not exercise its purchase option.

Any decrease in shipments of crude oil may adversely affect our financial performance at the end of the Initial Charter if Chevron does not exercise its purchase option

The demand for oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008 and rising to approximately $92 by the end of December 2010.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability when the Initial Charter expires if Chevron does not exercise its purchase option

In recent years, shipyards are booked to produce a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates may have a material adverse effect on our results of operations when the Initial Charter expires if Chevron does not exercise its purchase option.

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia.  Throughout 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our Vessel is deployed being characterized by insurers as "war risk" zones, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our Vessel, or an increase in cost, or unavailability of insurance for our Vessel, may result in loss of revenues, increased costs and decreased cash flows to Chevron, which could impair its ability to make payments to us under our Initial Charter.

World events could affect our results of operations and financial condition

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our Vessel or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences, or the perception that our Vessel is a potential terrorist target, could have a material adverse impact on our revenues and costs.

If our Vessel calls on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock

From time to time on charterers' instructions, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our Vessel, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

The recent earthquake and tsunami in Japan may have an adverse effect on our business and results of operations

Japan is one of the world's leading importers of oil and dry bulk commodities. The earthquake and tsunami that occurred in Japan on March 11, 2011 have caused an estimated $180 billion of damage and have threatened to send the Japanese economy into a recession. As of the date of this annual report, the extent to which the earthquake and tsunami will affect the international shipping industry is unclear. A prolonged recovery period coupled with a relatively stagnant Japanese economy could decrease oil and dry bulk imports to the world's third-largest economy. This, in turn, could have a material adverse effect on our business and results of operations.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income

The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys.  In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our Vessel to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Our Vessel is also required to be drydocked every two to three years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense.  If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations and financial condition at the end of the Initial Charter if Chevron does not exercise its purchase option

Our operations will be subject to numerous laws and regulations, in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our Vessel operates or is registered, which can significantly affect the ownership and operation of our Vessel. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended), generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended), generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended), generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful life of our Vessel.  Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations.  Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.  Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States.  An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. Federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our Vessel.  We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents.  Although our technical manager will arrange for insurance to cover our Vessel with respect to certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, affect the operation of our Vessel. Although Chevron is responsible for all operational matters and bears all these expenses during the term of the Initial Charter, these expenses could have an adverse effect on our business operations at any time after the expiration of the Initial Charter or in the event Chevron fails to make a necessary payment.

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

Under the Initial Charter, Chevron bears all risks associated with the operation of our Vessel including the total loss of our Vessel. However, we cannot assure holders of the Notes that we will adequately insure against all risks at the end of the Initial Charter if Chevron does not exercise its purchase option. We may not be able to obtain adequate insurance coverage at reasonable rates for our Vessel in the future and the insurers may not pay particular claims. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us that could reduce our cash flows and place strains on our liquidity and capital resources.

Governments could requisition our Vessel during a period of war or emergency, resulting in a loss of earnings

The government of our Vessel's registry could requisition for title or seize our Vessel. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our Vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our Vessel could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to service our debt.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2010, we had $14.9 million in total indebtedness outstanding and equity of $0.9 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

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

Item 4.       INFORMATION ON THE COMPANY

A.           History and Development of the Company

CalPetro Tankers (IOM) Limited, was incorporated in the Isle of Man on May 13, 1994 together with three other companies: CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (Bahamas III) Limited, each of which was incorporated in The Bahamas. These entities, or the Owners, were organized as special purpose companies for the purpose of acquiring one of four oil tankers from Chevron which were concurrently chartered on long-term charter agreements back to Chevron.

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

Our principal executive offices are located at Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas.

B.           Business Overview

Our Vessel is a 150,000 dwt Suezmax oil tanker, which was acquired from Chevron. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of the maximum length, breadth and draft requirements to be capable of passing fully loaded through the Suez Canal.

Our Vessel is initially chartered to Chevron for a term expiring on April 1, 2015. Chevron has the option to purchase our Vessel for $1 on expiration provided the Initial Charter is still in place.

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

Our Vessel is a double hull oil carrier and is presently registered under The Bahamas flag. Our Vessel was constructed under the supervision of Chevron and designed to Chevron's specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and a double hull design patented by one of Chevron Corporation's subsidiaries. The builder of our Vessel was Ishikawajima-Harima Heavy Industries Co., Ltd.

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

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned-and-operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are, to a large extent, brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our Vessel. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our Vessel may operate or is registered and compliance with such laws, regulations and other requirements may entail significant expense.

Our Vessel is subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or temporarily suspend operation of our Vessel or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our Vessel. Moreover, additional legislation or regulation applicable to the operation of our Vessel that may be implemented in the future, such as in response to a serious marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.

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

The IMO has adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it.  However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. It is difficult to predict the overall impact of such a requirement on our operations.

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union ports.

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

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull tanker, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

Other U.S. Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. To be covered by the VGP, owners of certain vessels must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Compliance with the VGP could require the installation of equipment on our Vessel to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our Vessel from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our Vessel where required and do not believe that the costs associated with obtaining and complying with the VGP have a material impact on our operations.

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our Vessel to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters.

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

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has been petitioned, and had been threatened with a potential lawsuit, by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security including the U.S. Maritime Transportation Security Act of 2002, or MTSA, amendments to SOLAS and a requirement that any vessel trading internationally obtain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. We believe that our Vessel is currently in compliance with applicable security requirements.

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

C.           Organizational Structure

As described above, and also in Item 7 "Major Shareholders and Related Party Transactions", we are a wholly-owned subsidiary of California Tankers Investments Limited, a company organized under the laws of The Bahamas, which is a wholly-owned subsidiary of CalPetro Holdings Limited. CalPetro Holdings Limited is a wholly-owned subsidiary of ITC. ITC is a wholly-owned subsidiary of ITCL and 82.47% of the common shares of ITCL are owned by Frontline.

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

b)
termination payments sufficient to make sinking fund and interest payments on the Term Loans, to the extent allocable to our Vessel for which the related Initial Charter has been terminated, for at least two years following any such termination, during which time our Vessel may be sold or re-chartered; and

c)
that our Vessel will be maintained in accordance with the good commercial maintenance practices required by the Initial Charter and to arrange for vessel management and remarketing services to be available in case the Initial Charter is terminated by Chevron, or our Vessel is for any other reason returned to our possession and use.

Our Vessel was initially chartered to Chevron for a term expiring on April 1, 2015. No notice was received within the 12 months prior to the option date as required by the Initial Charter, so Chevron was prevented from invoking its right to terminate on April 1, 2011, therefore, the charter continues to April 1, 2015.

Market Overview and Trend Information

According to industry sources, the average TCE rate for a modern Suezmax was $29,600 per day in 2010. The tanker market in 2010 was characterized by a strong first half and a weak second half. Storage activities and delays in the newbuilding delivery schedule contributed positively to the first half of the year and the year started rather strongly with average earnings of $36,700 per day in the first quarter and $38,000 per day in the second quarter. The second half of the year returned lower earnings per day mostly due to the lack of vessels being used as floating storage and the high availability of tonnage. Consequently the average TCE for the third and the fourth quarter was $18,500 and $25,300 per day respectively.

The removal of single hulled vessels throughout the year was modest and below most expectations. However, due to their trading restrictions interference with the more modern tonnage was rather limited. Furthermore, a large increase in world oil demand helped the continued growth throughout the year of the seaborne oil trade. Industry sources indicate a 4% growth in the volume of seaborne oil trade and a 3% increase in transport distances. China maintained its imports from West Africa, and thus continues to be one of the most important participants to the large tanker market and a main contributor to what industry sources estimate was a 7% ton-mile increase in 2010.

The Suezmax fleet increased by approximately 6.5% in 2010 to 410 vessels. Throughout 2010, a total of 38 new vessels were delivered to owners and 57 new orders were placed. The total order book consisted of 146 vessels at the end of 2010, representing approximately 36% of the existing fleet.

Throughout 2011, it is estimated that 62 new Suezmaxes will enter the market, including 13 in the first quarter. In 2010, industry sources expected that 61 Suezmaxes would be delivered, while only 38 were delivered. This resulted in 39% slippage for the year and the trend is expected to continue throughout 2011. Furthermore, there are still single hull vessels trading actively. The phase out program has not yet been completed and the fleet counted 14 non-double hull Suezmaxes at the end of 2010.

According to the May 2011 report from the International Energy Agency, or "IEA", average OPEC production is estimated at 29.2 million barrels per day in 2010. The expected 2011 OPEC production output figure has not yet been published by the IEA. However, the IEA estimates a production figure of about 29.7 million barrels per day for the first quarter of 2011, which is approximately 200,000 barrels per day more compared to the production output in the fourth quarter of 2010.

The IEA further estimates that the average world oil demand was 87.9 million barrels per day in 2010, which represents an increase of 3.3% or 2.8 million barrels per day from 2009. For 2011, the world oil demand is estimated at 89.2 million barrels per day, representing an increase of 1.5% or 1.3 million barrels per day from 2010.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2010. The average bunker price in Philadelphia was approximately $478/mt in 2010, which represents an increase of $100/mt from 2009. The prices ranged from a low of $417/mt at the end of May to a high of $528/mt at the end of December.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or "IMF", in April 2011, World Output, or GDP, increased 5 % in 2010, which was a substantial upward shift compared to the 2009 -0.5% growth. For 2011 and 2012 the IMF forecasts World GDP growth of 4.4% and 4.5%, respectively.

Operating results

Year ended December 31, 2010 compared with the year ended December 31, 2009

Operating Revenues

(in thousands of $)	2010	2009	Change

Finance lease interest income	1,282	1,592	(19.5)%

Revenue comes in the form of charterhire from Chevron which is then allocated between capital and interest. Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest allocated to the finance lease.

Operating Expenses

(in thousands of $)	2010	2009	Change

General and administrative expenses	104	119	(12.6)%

The decrease in General and administrative expenses in the year ended December 31, 2010 is primarily due to a reduction in audit fees.

Other income (expenses)

(in thousands of $)	2010	2009	Change

Interest income	1	8	(87.5)%
Interest expense	(1,335)	(1,589)	(16.0)%
Amortization of deferred charges	(24)	(24)	-

The decrease in interest income in the year ended December 31, 2010 is primarily due to a reduction in interest rates. Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year. The Company amortizes the deferred charges over the life of the Term Loans.

Year ended December 31, 2009 compared with the year ended December 31, 2008

Operating Revenues

(in thousands of $)	2009	2008	Change

Finance lease interest income	1,592	1,856	(14.2)%

Revenue comes in the form of charterhire from Chevron which is then allocated between capital and interest. Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest allocated to the finance lease.

Operating Expenses

(in thousands of $)	2009	2008	Change

General and administrative expenses	119	116	2.6%

General and administrative expenses comprise audit, legal, professional and management fees.

Other income (expenses)

(in thousands of $)	2009	2008	Change

Interest income	8	28	(71.4)%
Interest expense	(1,589)	(1,843)	(13.8)%
Amortization of deferred charges	(24)	(19)	26.3%

The decrease in interest income in the year ended December 31, 2009 is primarily due to a reduction in interest rates. Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year. The Company amortizes the deferred charges over the life of the Term Loans.

Liquidity and Capital Resources

As of December 31, 2010, revenues from the Initial Charter were sufficient to pay our obligations under the Term Loans. Chevron's option to terminate the Initial Charter on the last specified termination date, April 1, 2011, has now passed, therefore the charter will run until April 1, 2015.

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

Off-balance Sheet Arrangements

None.

Tabular disclosure of Contractual Obligations

As at December 31, 2010, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Term Loans (8.52%)	2,984	5,968	5,970	-	14,922
Interest payable	1,144	1,526	509	-	3,179
Total contractual obligations	4,128	7,494	6,479	-	18,101

Interest is payable on the Term Loans at a fixed rate of 8.52% until maturity.

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18-Financial Statements of this Annual Report. The most critical accounting is financing lease and revenue recognition. As the lease has been classified as a finance lease, the minimum lease payments (net of amounts representing estimated executory costs including profit thereon) plus the unguaranteed residual value are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

Recent accounting pronouncements

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our consolidated financial statements.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any effect on its consolidated financial statements.

Research and development, patents and licenses, etc.

Not applicable

Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements."  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

Item 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Age	Position

Tor Olav Trøim	48	Director and President
Kate Blankenship	46	Director and Secretary

Tor Olav Trøim has been a director of the Company since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director of and Chairman of ITCL, Seadrill Limited, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited and as an alternate director of Frontline Ltd.

Kate Blankenship has been a director of the Company since October 31, 2001. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of ITCL since February 2008, Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill since May 2005, Archer Limited since August 2007 and Golar LNG Energy Limited since June 2009. She is a member of the Institute of Chartered Accountants in England and Wales.

B.           Compensation

During the year ended December 31, 2010, we paid no compensation to our directors and officers.

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

Item 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

As of June 24, 2011, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

Class of Shares	Name and address of Beneficial Owners	Number of Shares	Percent of Class

Unclassified Common Shares	California Tankers Investment Limited (1)	2	100%

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

All the issued and outstanding shares of our capital stock have been pledged by us to California Petroleum Transport Corporation, or CPTC, pursuant to the stock pledge agreement between us and CPTC, and are being held by the Bank of New York, as successor to the Chase Manhattan Trust Company of California and JP Morgan Chase, or the Collateral Trustee, as part of the collateral for the Notes. ITC has full voting control over us subject to the rights of the Collateral Trustee.

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

Management fee expenses and management fees payable for the years ended and as of December 31, 2010, 2009 and 2008 are as follows:

(in thousands of $)	2010	2009	2008
Management fee expenses	47	45	43
Management fee payable	12	11	21

C.           Interests of experts and counsel

Not applicable.

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

D.           Exchange Controls

The Company was incorporated on May 13, 1994 under the Isle of Man Companies Act 1931-2004 (as amended). Interests in the Registered Securities may be freely transferred among non-residents of the Isle of Man under Isle of Man Law. There are no Exchange Control regulations in the Isle of Man.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report may be inspected at the our registered office at Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas or at the offices of our Manager at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

I.           Subsidiary Information

Not applicable.

Item 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)           Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2010 is as follows:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable on April 1 and October 1 of each year. Principal is repayable on the Term Loans in accordance with a remaining 5-year sinking fund schedule.

The table below provides the scheduled sinking fund redemption amounts and final principal payment of the allocated principal amount of the Term Loans.

Scheduled payment date	$'000
April 1, 2011	2,984
April 1, 2012	2,984
April 1, 2013	2,984
April 1, 2014	2,984
April 1, 2015	2,986
14,922

 (b)           Qualitative information about market risk

We were organized for the purpose of acquiring and chartering our Vessel, which is currently on a bareboat charter until 2015. We have no sources for the payment of the principal of, and the interest on, the Notes except for the Restricted Cash accounts held by the Trustee. Accordingly, our ability to pay debt service on the Notes is wholly dependent upon our financial condition, results of operation and cash flows from our Vessel's operation. As such, we believe that we are not exposed to any material market risk.

There is a concentration of credit risk with respect to Restricted Cash and Investments to the extent that all of the amounts are invested with The Bank of New York Mellon.

There is a concentration of credit risk due to the fact that the sole source of charter income is Chevron Transport Corporation.

Item 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.     CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2010, the end of the period covered by this annual report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2010.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2010. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2010.

(c)           Attestation report of the registered public accounting firm

Not applicable.

(d)           Changes in internal controls over financial reporting

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

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2010 and 2009 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2010	2009
Audit fees (a)	21	40
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	21	40

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

Item 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.   CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.  CORPORATE GOVERNANCE

Not applicable.

PART III

Item 17.     FINANCIAL STATEMENTS

Not applicable.

Item 18.     FINANCIAL STATEMENTS

The following financial statements and notes, together with the report of PricewaterhouseCoopers AS, are filed as part of this annual report:

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

4.4*
Amendment No. 2 to the Collateral Trust Agreement among CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, CalPetro Tankers (IOM) Limited, The Bank of New York Mellon Trust Company, N.A., as indenture trustee, The Bank of New York Trust Company, N.A., as collateral trustee and California Petroleum Transport Corporation, dated as of April 1, 2010 filed April 29, 2010 on Form 20-F, Registration No. 33-79220.

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (IOM) Limited.
(Registrant)

Date: June 24, 2011	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder

CalPetro Tankers (IOM) Limited

We have audited the accompanying balance sheets of CalPetro Tankers (IOM) Limited (the "Company") as of December 31, 2010 and December 31, 2009, the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (IOM) Limited as of December 31, 2010 and December 31, 2009 and the results of its operations and retained earnings and cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
June 24, 2011

CalPetro Tankers (IOM) Limited
Statements of Operations and Retained Earnings for the years ended December 31, 2010, 2009, and 2008
(in thousands of $)

	2010	2009	2008
Operating revenues
Finance lease interest income	1,282	1,592	1,856
Total operating revenues	1,282	1,592	1,856
Operating expenses
Administrative expenses	(104)	(119)	(116)
Total operating expenses	(104)	(119)	(116)
Net operating income	1,178	1,473	1,740
Other income (expenses)
Interest income	1	8	28
Interest expense	(1,335)	(1,589)	(1,843)
Amortization of deferred charges	(24)	(24)	(19)
Total other expenses	(1,358)	(1,605)	(1,834)
Net loss	(180)	(132)	(94)
Retained earnings at the start of the year	1,048	1,180	1,274
Retained earnings at the end of the year	868	1,048	1,180

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (IOM) Limited
Balance Sheets as of December 31, 2010 and 2009
(in thousands of $)

	2010	2009

ASSETS
Current assets:
Restricted cash and investments	1,753	1,793
Current portion of net investment in finance lease	3,102	3,101
Interest receivable	289	353
Total current assets	5,144	5,247
Net investment in finance lease, less current portion	10,905	14,007
Deferred charges	102	126
Total assets	16,151	19,380

LIABILITIES AND EQUITY
Current liabilities:
Accrued interest	318	381
Current portion of long-term debt	2,984	2,984
Other current liabilities	42	44
Total current liabilities	3,344	3,409
Long-term debt	11,938	14,922
Total liabilities	15,282	18,331

Equity:
Unclassified stock: 2 shares of $500 par value	1	1
Retained earnings	868	1,048
Total equity	869	1,049
Total liabilities and equity	16,151	19,380

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (IOM) Limited
Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
(in thousands of $)

	2010	2009	2008

Net loss	(180)	(132)	(94)
Adjustments to reconcile net loss to net cash used in
operating activities:
Amortization of deferred charges	24	24	19
Changes in assets and liabilities:
Interest receivable	64	64	64
Other current assets	-	-	7
Accrued interest payable	(63)	(64)	(64)
Other current liabilities	(2)	(15)	6
Net cash used in operating activities	(157)	(123)	(62)

Investing activities:
Finance lease payments received	3,101	3,045	3,036
Change in restricted cash and investments	40	62	10
Net cash provided by investing activities	3,141	3,107	3,046

Financing activities:
Repayment of debt	(2,984)	(2,984)	(2,984)
Net cash used in financing activities	(2,984)	(2,984)	(2,984)

Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at start of the year	-	-	-
Cash and cash equivalents at end of the year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	1,398	1,653	1,907

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

The Company along with CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited,  and CalPetro Tankers (Bahamas III) Limited are wholly-owned by California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation ("ITC"), a Cayman Islands company. ITC is wholly owned by Independent Tankers Corporation Limited, a Bermuda company ("ITCL"), which is 82.47% owned by Frontline Ltd ("Frontline"), a publicly listed Bermuda company.

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

Financing lease and revenue recognition
The long-term charter agreement between the Company and Chevron transfers to Chevron all the risks and rewards associated with ownership, other than legal title, and contains a bargain purchase option. As such, it is classified as a direct financing lease in accordance with ASC 840.

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

3.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our consolidated financial statements.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any effect on its consolidated financial statements.

4.   SEGMENT INFORMATION

The Company has only one reportable segment.

5.   RESTRICTED CASH AND INVESTMENTS

The restricted cash and investment accounts were established and are maintained by The Bank of New York Mellon (formerly the Chase Manhattan Trust Company of California and JPMorgan Chase) as the collateral trustee who maintains the accounts as collateral agent for the equal and ratable benefit of the holders of the Term Notes. Charterhire payments are deposited into a revenue account and these funds can only be used to fund the principal and interest due on the Term Notes and any operating costs in relation to operating the Owners.

6.   FINANCE LEASE

The Company has chartered its Vessel on a long term bareboat charter (the "Initial Charter") to Chevron, which has a term expiring on April 1, 2015 subject to Chevron's right to terminate the Initial Charter on certain specified dates. Chevron did not elect to terminate the Initial Charter on any of the specified dates, the last being April 1, 2011. Chevron has the option to purchase the Vessel for $1 on April 1, 2015.

The following schedule lists the components of the net investment in finance lease:

(in thousands of $)	2010	2009
Total minimum lease payments to be received	16,898	21,345
Less: unearned income	(2,891)	(4,237)
Net investment in finance lease	14,007	17,108
Less: current portion	(3,102)	(3,101)
	10,905	14,007

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements (continued)

6.   FINANCE LEASE (continued)

Lease revenues under the charter agreement for each of the succeeding years are as follows:
(in thousands of $)
Year ending December 31,
2011	4,193
2012	3,939
2013	3,684
2014	3,430
2015	1,652
Thereafter	-
Total minimum lease revenues	16,898

7.   DEFERRED CHARGES

(in thousands of $)	2010	2009
Debt arrangement fees	1,006	1,006
Accumulated amortization	(904)	(880)
	102	126

8.   DEBT

(in thousands of $)	2010	2009
8.52% Term Loans due 2015	14,922	17,906
Less: current portion	(2,984)	(2,984)
	11,938	14,922

The outstanding debt as of December 31, 2010 is repayable as follows;

(in thousands of $)
Year ending December 31,
2011	2,984
2012	2,984
2013	2,984
2014	2,984
2015	2,986
Thereafter	-
Total debt	14,922

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1 each year. Principal is repayable on the Term Loans in accordance with a remaining five year sinking fund schedule. The Term Loans notes include certain covenants such as restriction on the payment of dividends and making additional loans or advances to affiliates.  At December 31, 2010, the Company was in compliance with these covenants.

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements (continued)

9.   SHARE CAPITAL

(in $)	2010	2009
Authorized share capital:
2 shares of $500 each	1,000	1,000

Issued and outstanding share capital:
2 shares of $500 each	1,000	1,000

10.   FINANCIAL INSTRUMENTS

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2010 and 2009 are as follows:

(in thousands of $)	2010 Fair value	2010 Carrying value	2009 Fair value	2009 Carrying value
Financial assets:
Restricted cash and investments	1,753	1,753	1,793	1,793
Financial liabilities:
8.52% Term Loans due 2015	15,434	14,922	18,157	17,906

The financial assets and liabilities are measured at fair value on a recurring basis as follows:

(in thousands of $)	2010 Fair value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	1,753	1,753	-	-
Financial liabilities:
8.52% Term Loans due 2015	15,434	15,434	-	-

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Restricted cash and investments - the carrying value is a reasonable estimate of fair value.

Term Loans - the estimated fair value of the Term Loans is based on the quoted market price of the Term Notes or similar notes when available (level two per ASC Topic 820).

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

There is a concentration of credit risk with respect to Restricted Cash and Investments to the extent that all of the amounts are invested with The Bank of New York Mellon.

There is a concentration of credit risk due to the fact that the sole source of charter income is Chevron Transport Corporation.

CalPetro Tankers (IOM) Limited
Notes to the Financial Statements (continued)

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

Management fee expenses and management fee payable for the years ended and as of December 31, 2010, 2009 and 2008 are as follows:

(in thousands of $)	2010	2009	2008
Management fee expenses	47	45	43
Management fee payable	12	11	21

12.  COLLATERAL ARRANGEMENT

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

As at December 31, 2010, Chevron holds an option to purchase the Vessel for $1 on April 1, 2015 provided the Initial Charter is still in place.